Exhibit 99.2

Harry Winston Diamond Corporation

Highlights

(ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

Consolidated sales were $143.9 million for the first quarter compared to $114.0 million for the comparable quarter of the prior year, resulting in a 24% increase in gross margin to $47.5 million and operating profit of $4.7 million, compared to operating profit of $2.3 million in the comparable quarter of the prior year.

The mining segment recorded sales of $62.0 million, a 27% increase from $48.9 million in the comparable quarter of the prior year. The increase in sales resulted primarily from a 34% increase in achieved rough diamond prices during the quarter. The mining segment recorded operating profit of $0.6 million compared to $0.9 million in the comparable quarter of the prior year. Cost of sales of $53.4 million included $16.4 million of depreciation and amortization.

The luxury brand segment recorded sales of $81.9 million, an increase of 26% from sales of $65.1 million in the comparable quarter of the prior year (20% at constant exchange rates). Operating profit was $4.1 million for the quarter compared to $1.4 million in the same quarter of the prior year.

The Company recorded a consolidated net profit attributable to shareholders of $3.6 million or $0.04 per share for the quarter, compared to a net profit attributable to shareholders of $2.1 million or $0.03 per share in the first quarter of the prior year.

2012 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Management’s Discussion and Analysis

PREPARED AS OF JUNE 8, 2011 (ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

The following is management’s discussion and analysis (“MD&A”) of the results of operations for Harry Winston Diamond Corporation (“Harry Winston Diamond Corporation”, or the “Company”) for the three months ended April 30, 2011, and its financial position as at April 30, 2011. This MD&A is based on the Company’s unaudited interim condensed consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the unaudited interim condensed consolidated financial statements and notes thereto for the three months ended April 30, 2011 and the audited consolidated financial statements of the Company and notes thereto for the year ended January 31, 2011 (prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP” or “CDN GAAP”)). Unless otherwise specified, all financial information is presented in United States dollars. Unless otherwise indicated, all references to “first quarter” refer to the three months ended April 30. Unless otherwise indicated, references to “international” for the luxury brand segment refer to Europe and Asia.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

Certain information included in this MD&A may constitute forward-looking information within the meaning of Canadian and United States securities laws. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “foresee”, “appears”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “objective” or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding plans, timelines and targets for construction, mining, development, production and exploration activities at the Diavik Diamond Mine, future mining and processing at the Diavik Diamond Mine, projected capital expenditure requirements and the funding thereof, liquidity and working capital requirements and sources, estimated reserves and resources at, and production from, the Diavik Diamond Mine, the number and timing of expected rough diamond sales, the demand for rough diamonds, expected diamond prices and expectations concerning the diamond industry and the demand for luxury goods, expected cost of sales and gross margin trends in the mining segment, targets for compound annual growth rates of sales and operating income in the luxury brand segment, plans for expansion of the retail salon network, and expected sales trends and market conditions in the luxury brand segment. Actual results may vary from the forward-looking information. See “Risks and Uncertainties” on page 15 for material risk factors that could cause actual results to differ materially from the forward-looking information.

Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, production, construction and exploration activities at the Diavik Diamond Mine, world and US economic conditions and the worldwide demand for luxury goods. Specifically, in making statements regarding expected diamond prices and expectations concerning the diamond industry and expected sales trends and market conditions in the luxury brand segment, the Company has made assumptions regarding, among other things, continuing recovery of world and US economic conditions, worldwide diamond production levels, and demand for luxury goods. While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. See “Risks and Uncertainties” on page 15.

Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, risks associated with the remote location of and harsh climate at the Diavik Diamond Mine site, risks associated with regulatory requirements, fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate, cash flow and liquidity risks, the risks of competition in the luxury jewelry business as well as changes in demand for high-end luxury goods, and risks associated with the impact of the Company’s transition to IFRS. Please see page 15 of this Interim Report, as well as the Company’s current Annual Information Form, available at www.sedar.com, for a discussion of these and other risks and uncertainties involved in the Company’s operations.

2012 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this MD&A, and should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company uses forward-looking statements because it believes such statements provide useful information with respect to the expected future operations and financial performance of the Company, and cautions readers that the information may not be appropriate for other purposes. While the Company may elect to, it is under no obligation and does not undertake to update or revise any forward-looking information, whether as a result of new information, future events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company’s filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

Summary Discussion
Harry Winston Diamond Corporation is a diamond enterprise with premium assets in the mining and retailing segments of the diamond industry. The Company supplies rough diamonds to the global market from its 40% ownership interest in the Diavik Diamond Mine, located in Canada’s Northwest Territories. The Company’s luxury brand segment is a premier diamond jeweler and luxury timepiece retailer with salons in key locations including New York, Paris, London, Beijing, Tokyo, Hong Kong and Beverly Hills.

The Company’s mining asset is an ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI”) (60%) and Harry Winston Diamond Limited Partnership (“HWDLP”) (40%) where HWDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. DDMI and HWDLP are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England.

Market Commentary
The Diamond Market
Continued increase in demand pushed the price of rough diamonds to new highs in the first quarter of fiscal 2012. The market price for rough diamonds has increased approximately 34% over the comparable quarter of the prior year. The driving markets remained the Far East and India. In addition, continued resurgence from the US market increased demand for certain popular ranges of polished diamonds. The demand for rough diamonds continues to outpace the increase in mine supply, which is expected to lead to further price growth in fiscal 2012.

The Luxury Brand Jewelry Market
The luxury jewelry market continues to show positive growth over the comparable quarter of the prior year, supported by increasing global wealth led by China. The positive sales trend in the luxury jewelry market continued despite the challenges of the earthquake and tsunami in Japan in early March and the political upheaval in the Middle East and North Africa. Significant increases in diamond and raw materials costs have led many retailers to respond by increasing prices. A weak US dollar led to strong tourism into the United States, and resulted in increased consumer demand especially from Asian clients.

2012 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Condensed Consolidated Financial Results
The following is a summary of the Company’s consolidated quarterly results for the eight quarters ended April 30, 2011 following the basis of presentation utilized in its IFRS and Canadian GAAP financial statements:

(expressed in thousands of United States dollars except per share amounts and where otherwise noted)
(quarterly results are unaudited)

			IFRS				CDN GAAP		IFRS	IFRS
									Three	Three
									months	months
									ended	ended
	2012	2011	2011	2011	2011	2010	2010	2010	April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2011	2010
Sales	$143,932	$215,358	$140,877	$153,728	$114,000	$133,654	$74,828	$94,776	$143,932	$114,000
Cost of sales	96,452	141,391	84,765	85,798	75,711	96,257	45,227	66,294	96,452	75,711
Gross margin	47,480	73,967	56,112	67,930	38,289	37,397	29,601	28,482	47,480	38,289
Gross margin (%)	33.0%	34.3%	39.8%	44.2%	33.6%	28.0%	39.6%	30.1%	33.0%	33.6%
Selling, general and administrative expenses	42,795	52,722	41,282	37,998	35,948	40,479	34,542	32,380	42,795	35,948
Operating profit (loss)	4,685	21,245	14,830	29,932	2,341	(3,082)	(4,941)	(3,898)	4,685	2,341
Finance expenses	(3,983)	(3,727)	(3,835)	(2,985)	(2,880)	(2,396)	(2,448)	(2,998)	(3,983)	(2,880)
Exploration costs	(212)	(351)	(212)	(76)	(27)	–	–	–	(212)	(27)
Finance and other income	258	278	69	154	168	129	99	83	258	168
Insurance settlement	–	–	–	–	–	–	100	–	–	–
Dilution loss	–	–	–	–	–	–	–	(539)	–	–
Foreign exchange gain (loss)	(177)	1,392	135	1,043	(2,213)	(1,978)	1,598	(25,274)	(177)	(2,213)
Profit (loss) before income taxes	571	18,837	10,987	28,068	(2,611)	(7,327)	(5,592)	(32,626)	571	(2,611)
Income tax expense (recovery)	(3,027)	5,261	(2,410)	10,877	(5,524)	(5,800)	(4,221)	(5,662)	(3,027)	(5,524)
Net profit (loss)	$3,598	$13,576	$13,397	$17,191	$2,913	$(1,527)	$(1,371)	$(26,964)	$3,598	$2,913
Attributable to shareholders	$3,596	$13,569	$12,657	$13,043	$2,137	$(3,358)	$(214)	$(24,521)	$3,596	$2,137
Attributable to non-controlling interest	2	7	740	4,148	776	1,831	(1,157)	(2,443)	2	776
Basic earnings (loss) per share	$0.04	$0.16	$0.15	$0.17	$0.03	$(0.04)	$0.00	$(0.32)	$0.04	$0.03
Diluted earnings (loss) per share	$0.04	$0.16	$0.15	$0.17	$0.03	$(0.04)	$0.00	$(0.32)	$0.04	$0.03
Cash dividends declared per share	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Total assets (i)	$1,666	$1,606	$1,584	$1,596	$1,522	$1,495	$1,535	$1,533	$1,666	$1,522
Total long-term liabilities (i)	$605	$597	$588	$531	$449	$477	$506	$507	$605	$449
Operating profit (loss)	$4,685	$21,245	$14,830	$29,932	$2,341	$(3,082)	$(4,941)	$(3,898)	$4,685	$2,341
Depreciation and amortization (ii)	20,291	24,635	18,657	19,515	14,200	18,258	11,208	16,971	20,291	14,200
EBITDA (iii)	$24,976	$45,880	$33,487	$49,447	$16,541	$15,176	$6,267	$13,073	$24,976	$16,541

(i)	Total assets and total long-term liabilities are expressed in millions of United States dollars.

(ii)	Depreciation and amortization included in cost of sales and selling, general and administrative expenses.

(iii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). See “Non-GAAP Measure” on page 14.

The comparability of quarter-over-quarter results is impacted by seasonality for both the mining and luxury brand segments. Harry Winston Diamond Corporation expects that the quarterly results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Diamond Mine, the number of sales events conducted during the quarter, and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter. The quarterly results for the luxury brand segment are also seasonal, with generally higher sales during the fourth quarter due to the holiday season. See “Segmented Analysis” on page 8 for additional information.

2012 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Three Months Ended April 30, 2011 Compared to Three Months Ended April 30, 2010
CONSOLIDATED NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS
The Company recorded a first quarter consolidated net profit attributable to shareholders of $3.6 million or $0.04 per share compared to a net profit attributable to shareholders of $2.1 million or $0.03 per share in the first quarter of the prior year.

CONSOLIDATED SALES
Sales for the first quarter totalled $143.9 million, consisting of rough diamond sales of $62.0 million and luxury brand segment sales of $81.9 million. This compares to sales of $114.0 million in the comparable quarter of the prior year (rough diamond sales of $48.9 million and luxury brand segment sales of $65.1 million). The Company held two rough diamond sales in the first quarter, consistent with the comparable quarter of the prior year. See “Segmented Analysis” on page 8 for additional information.

CONSOLIDATED COST OF SALES AND GROSS MARGIN
The Company’s first quarter cost of sales was $96.5 million for a gross margin of 33.0% compared to a cost of sales of $75.7 million and a gross margin of 33.6% for the comparable quarter of the prior year. The Company’s cost of sales includes costs associated with mining, rough diamond sorting and luxury brand sales activities. See “Segmented Analysis” on page 8 for additional information.

CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
The principal components of selling, general and administrative (“SG&A”) expenses include expenses for salaries and benefits, advertising and marketing, rent and building related costs. The Company incurred SG&A expenses of $42.8 million for the first quarter, compared to $35.9 million in the comparable quarter of the prior year.

Included in SG&A expenses for the first quarter was $8.0 million for the mining segment compared to $3.9 million for the comparable quarter of the prior year and $34.8 million for the luxury brand segment compared to $32.1 million for the comparable quarter of the prior year. The increase from the comparable quarter of the prior year for the mining segment was due to executive severance and a mark-to-market on stock-based compensation. For the luxury brand segment, the increase was due primarily to higher variable compensation expenses resulting from higher sales and increased rent and building related expenses. See “Segmented Analysis” on page 8 for additional information.

CONSOLIDATED INCOME TAXES
The Company recorded a net income tax recovery of $3.0 million during the first quarter, compared to a net income tax recovery of $5.5 million in the comparable quarter of the prior year. The Company’s combined federal and provincial statutory tax rate for the quarter is 27.9% . A number of items can significantly impact the Company’s effective tax rate, including foreign currency exchange rate fluctuations, the Northwest Territories mining royalty, earnings subject to tax different than the statutory rate, and changes in valuation allowances. As a result, the Company’s recorded tax provision can be significantly different than the expected tax provision calculated based on the statutory tax rate.

The recorded tax provision is particularly impacted by foreign currency exchange rate fluctuations. The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the first quarter, the Canadian dollar strengthened against the US dollar. As a result, the Company recorded an unrealized foreign exchange loss of $11.6 million on the revaluation of the Company’s Canadian dollar denominated deferred income tax liability. This compares to an unrealized foreign exchange loss of $8.0 million in the comparable quarter of the prior year. The unrealized foreign exchange loss is recorded as part of the Company’s deferred income tax recovery, and is not deductible for Canadian income tax purposes. During the first quarter, the Company also recognized a deferred income tax recovery of $12.5 million for temporary differences arising from the difference between the historical exchange rate and the current exchange rate translation of foreign currency non-monetary items. This compares to a deferred income tax recovery of $10.2 million recognized in the comparable quarter of the prior year. The recorded tax provision during the quarter also included a net income tax recovery of $1.9 million relating to foreign exchange differences between income in the currency of the country of origin and the US dollars. This compares to a net income tax recovery of $1.7 million recognized in the comparable quarter of the prior year.

The Company also recorded a release of valuation allowance of $1.0 million during the quarter in relation to deductible temporary differences previously not recognized as deferred tax assets.

The rate of income tax payable by Harry Winston Inc. varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. The net operating losses are scheduled to expire through 2031.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

2012 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

CONSOLIDATED FINANCE EXPENSES
Finance expenses of $4.0 million were incurred during the first quarter compared to $2.9 million during the comparable quarter of the prior year. Finance expenses were impacted by increased debt levels primarily in the mining segment.

CONSOLIDATED EXPLORATION EXPENSE
Exploration expense of $0.2 million was incurred during the first quarter compared to $nil in the comparable quarter of the prior year.

CONSOLIDATED FINANCE AND OTHER INCOME
Finance and other income of $0.3 million was recorded during the quarter compared to $0.2 million in the comparable quarter of the prior year.

CONSOLIDATED FOREIGN EXCHANGE
A net foreign exchange loss of $0.2 million was recognized during the quarter compared to a net foreign exchange loss of $2.2 million in the comparable quarter of the prior year. The Company does not currently have any significant foreign exchange derivative instruments outstanding.

2012 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Segmented Analysis
The operating segments of the Company include mining and luxury brand segments.

Mining
The mining segment includes the production and sale of rough diamonds.

(expressed in thousands of United States dollars)
(quarterly results are unaudited)

			IFRS				CDN GAAP		IFRS	IFRS
									Three	Three
									months	months
									ended	ended
	2012	2011	2011	2011	2011	2010	2010	2010	April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2011	2010
Sales	$62,035	$82,697	$60,708	$86,827	$48,922	$63,489	$20,765	$45,941	$62,035	$48,922
Cost of sales	53,443	61,822	45,039	54,408	44,143	57,027	20,319	40,049	53,443	44,143
Gross margin	8,592	20,875	15,669	32,419	4,779	6,462	446	5,892	8,592	4,779
Gross margin (%)	13.9%	25.2%	25.8%	37.3%	9.8%	10.2%	2.1%	12.8%	13.9%	9.8%
Selling, general and administrative expenses	8,026	4,828	6,231	4,813	3,870	4,885	4,932	4,182	8,026	3,870
Operating profit (loss)	$566	$16,047	$9,438	$27,606	$909	$1,577	$(4,486)	$1,710	$566	$909
Depreciation and amortization (i)	17,083	20,669	15,428	16,352	10,975	14,976	7,845	13,760	17,083	10,975
EBITDA (ii)	$17,649	$36,716	$24,866	$43,958	$11,884	$16,553	$3,359	$15,470	$17,649	$11,884

(i)	Depreciation and amortization included in cost of sales and selling, general and administrative expenses.

(ii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). See “Non-GAAP Measure” on page 14.

Three Months Ended April 30, 2011 Compared to Three Months Ended April 30, 2010
MINING SALES
During the quarter the Company sold 0.5 million carats for a total of $62.0 million for an average price per carat of $132 compared to 0.5 million carats for a total of $48.9 million for an average price per carat of $105 in the comparable quarter of the prior year. The increase in the Company’s achieved rough diamond prices was lower than the market price increase due to a shift in sales mix, with a lower proportion of carats sold from the higher value A-154 South ore and a higher proportion of carats sold from the lower value A-418 ore. The Company held two rough diamond sales in the first quarter, consistent with the comparable quarter of the prior year.

The Company expects that results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Diamond Mine, the number of sales events conducted during the quarter, rough diamond prices and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter.

MINING COST OF SALES AND GROSS MARGIN
The Company’s first quarter cost of sales was $53.4 million resulting in a gross margin of 13.9% compared to a cost of sales of $44.1 million and a gross margin of 9.8% in the comparable quarter of the prior year. Cost of sales of $53.4 million included $16.4 million of depreciation and amortization. The mining gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product sold during each quarter and rough diamond prices.

A substantial portion of cost of sales is mining operating costs, which are incurred at the Diavik Diamond Mine. Cost of sales also includes sorting costs, which consist of the Company’s cost of handling and sorting product in preparation for sales to third parties, and amortization and depreciation, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

MINING SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the mining segment increased by $4.2 million from the comparable quarter of the prior year due to executive severance and a mark-to-market on stock-based compensation.

2012 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

MINING SEGMENT OPERATIONAL UPDATE
Ore production for the first calendar quarter consisted of 1.1 million carats produced from 0.36 million tonnes of ore from the A-418 kimberlite pipe, 0.2 million carats produced from 0.10 million tonnes of ore from the A-154 North kimberlite pipe, and 0.1 million carats produced from 0.02 million tonnes of ore from the A-154 South kimberlite pipe. Rough diamond production was 14% lower than the comparable calendar quarter of the prior year due primarily to maintenance at the processing plant and a shift in ore mix from the higher grade A-154 South open pit to the lower grade A-154 North underground and A-418 open pit. This shift in ore mix resulted in average grade decreasing to 2.8 carats per tonne in the first calendar quarter from 4.0 carats per tonne in the comparable quarter of the prior year.

HARRY WINSTON DIAMOND LIMITED PARTNERSHIP’S 40% SHARE OF DIAVIK DIAMOND MINE PRODUCTION
(reported on a one-month lag)

	Three months	Three months	Twelve months
	ended	ended	ended
	March 31,	March 31,	December 31,
	2011	2010	2010
Diamonds recovered (000s carats)	540	625	2,599
Grade (carats/tonne)	2.80	4.03	3.15

Mining Segment Outlook
PRODUCTION
The approved mine plan and budget for calendar 2011 estimates Diavik Diamond Mine production of approximately 6.9 million carats from the mining of 2.0 million tonnes of ore and processing of 2.2 million tonnes of ore, with the increment delivered from stockpile. Open pit mining of approximately 1.4 million tonnes is expected to be exclusively from A-418, almost all of which is expected to be sourced from the lower-grade mud-rich ore type. Underground mining of approximately 0.6 million tonnes is expected to be primarily sourced equally from the A-154 South and A-154 North kimberlite pipes. The Company expects that in the second half of the year, the higher grade A-154 South will be mined using a recently approved higher velocity and lower cost mining method. This may lead to augmentation of the production plan to include more ore from this pipe.

Looking beyond calendar 2011, the objective is to fully utilize processing capacity with a combination of underground and open pit production. Current plans see A-21 development beginning in 2013, with production in 2015. In addition, exploration work has identified extensions at depth to the A-418 and A-154 North kimberlite pipes. The inclusion of these extensions into ore reserves will be largely dependent upon the costs of new underground mining techniques currently under review. The Company is in the process of updating the life-of-mine plan, which it expects to release publicly later this year.

PRICING
The rough diamond market continued to improve into the first quarter of fiscal 2012 and the Company anticipates that market conditions will remain favourable throughout the rest of the year. Based on Harry Winston Diamond Corporation’s current rough diamond sales prices as of May 2011 and the current diamond recovery profile of the Diavik processing plant, the Company has modeled the approximate rough diamond price per carat for each of the Diavik ore types as follows:

Average price
per carat
Ore type	(in US dollars)
A-154 South	$165
A-154 North	215
A-418 A Type Ore	150
A-418 B Type Ore	105

COST OF SALES
The Company expects cost of sales in fiscal 2012 to be approximately $265 million. Included in this amount is depreciation and amortization of approximately $80 million at an assumed average Canadian/US dollar exchange rate of $1.00. This increase in cost of sales is expected to result primarily from an increase in the proportion of underground ore mined.

2012 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

CAPITAL EXPENDITURES
During fiscal 2012, HWDLP’s 40% share of the planned capital expenditures at the Diavik Diamond Mine is expected to be approximately $62 million at an assumed average Canadian/US dollar exchange rate of $1.00. During the first quarter, HWDLP’s share of capital expenditures was $10.3 million.

EXPLORATION
The Company has additionally staked 226,000 hectares of mineral claims on the prospective geological trend to the southwest of the existing mine site and is starting a small but important basal till drilling program to assess the potential for new diamondiferous kimberlite pipes over the coming years.

Luxury Brand
The luxury brand segment includes sales from Harry Winston salons, which are located in prime markets around the world, including eight salons in the United States: New York, Beverly Hills, Bal Harbour, Honolulu, Las Vegas, Dallas, Chicago and Costa Mesa; five salons in Japan: Ginza, Roppongi Hills, Osaka, Omotesando and Nagoya; two salons in Europe: Paris and London; and four salons in Asia outside of Japan: Beijing, Taipei, Hong Kong and Singapore.

(expressed in thousands of United States dollars)
(quarterly results are unaudited)

			IFRS				CDN GAAP		IFRS	IFRS
									Three	Three
									months	months
									ended	ended
	2012	2011	2011	2011	2011	2010	2010	2010	April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2011	2010
Sales	$81,897	$132,661	$80,169	$66,901	$65,078	$70,165	$54,063	$48,835	$81,897	$65,078
Cost of sales	43,009	79,569	39,726	31,390	31,568	39,230	24,908	26,245	43,009	31,568
Gross margin	38,888	53,092	40,443	35,511	33,510	30,935	29,155	22,590	38,888	33,510
Gross margin (%)	47.5%	40.0%	50.4%	53.1%	51.5%	44.1%	53.9%	46.3%	47.5%	51.5%
Selling, general and administrative expenses	34,769	47,894	35,051	33,185	32,078	35,594	29,610	28,198	34,769	32,078
Operating profit (loss)	$4,119	$5,198	$5,392	$2,326	$1,432	$(4,659)	$(455)	$(5,608)	$4,119	$1,432
Depreciation and amortization (i)	3,209	3,966	3,229	3,162	3,226	3,282	3,363	3,211	3,209	3,226
EBITDA (ii)	$7,328	$9,164	$8,621	$5,488	$4,658	$(1,377)	$2,908	$(2,397)	$7,328	$4,658

(i)	Depreciation and amortization included in cost of sales and selling, general and administrative expenses.

(ii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). See “Non-GAAP Measure” on page 14.

Three Months Ended April 30, 2011 Compared to Three Months Ended April 30, 2010
LUXURY BRAND SALES
Sales for the first quarter were $81.9 million compared to $65.1 million for the comparable quarter of the prior year, an increase of 26% (20% at constant exchange rates). US sales increased 65% to $36.4 million, sales in Asia increased 6% to $24.9 million, and European sales increased 6% to $20.6 million.

LUXURY BRAND COST OF SALES AND GROSS MARGIN
Cost of sales for the luxury brand segment for the first quarter was $43.0 million compared to $31.6 million for the comparable quarter of the prior year. Gross margin for the quarter was $38.9 million or 47.5% compared to $33.5 million or 51.5% for the first quarter of the prior year. The decrease in gross margin resulted primarily from increases in raw material costs.

LUXURY BRAND SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses increased to $34.8 million from $32.1 million in the comparable quarter of the prior year. The increase was due primarily to higher variable compensation expenses resulting from higher sales and increased rent and building related expenses. SG&A expenses include depreciation and amortization expense of $3.1 million consistent with the comparable quarter of the prior year.

2012 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

LUXURY BRAND SEGMENT OPERATIONAL UPDATE
During the first quarter, the luxury brand segment generated sales of $81.9 million, an increase of 26% over the comparable quarter of the prior year. Sales growth was achieved across all geographic regions. The US market generated sales of $36.4 million, an increase of 65% over the comparable quarter of the prior year. Strong tourism and the continuing economic recovery contributed to the solid performance in the US. In Japan, sales of $14.1 million increased 8% over the comparable quarter of the prior year despite the impact of the earthquake and tsunami that occurred in early March. Asia excluding Japan had sales of $10.8 million, which were 2% higher than the comparable quarter of the prior year. In Europe, sales of $20.6 million were 6% higher than the comparable quarter of the prior year.

The introduction of new watch collections, including the Opus 11 and Midnight Collection, at the Baselworld watch fair in March was well received, generating strong sales orders and interest from watch and fashion journalists around the world.

Harry Winston Inc. currently operates a network of 19 luxury brand salons worldwide.

Luxury Brand Segment Outlook
The Company expects continued strong consumer demand for luxury jewelry and watch products throughout the remainder of the fiscal year. The introduction of new watch and jewelry collections, supported by increased advertising, is expected to contribute to further sales growth. Management’s long-term financial objectives for the luxury brand segment over the next five years (fiscal 2012 to fiscal 2016) include compound annual revenue growth in the mid-teens, a gross margin target in the low 50% range, and an operating profit margin target in the low to mid-teens.

A key component of the luxury brand’s growth strategy is the expansion of its current salon network and wholesale distribution channel. The growth target is to expand to approximately 35 directly operated salons, 15 partner salons, and 300 wholesale doors by fiscal 2016. In line with this strategy, the Company is planning to open two new salons in Shanghai, China, during the fourth quarter of fiscal 2012.

On May 19, 2011, the Company announced that it had entered into a business arrangement with Diamond Asset Advisors AG (“DAA”), who are in the process of establishing a polished diamond investment fund (the “Fund”). The Fund will be structured as a limited partnership with total funding of up to $250 million, offering institutional investors direct exposure to the wholesale market price of polished diamonds. Under the terms of the Company’s arrangement with the Fund, the Company’s expert diamond team will source diamonds for the Fund that have the same high-quality characteristics that the luxury brand segment uses in its jewelry and watches, with a portion of the diamonds coming from the Company’s existing inventory. The Fund will purchase the diamonds and then consign them to the Company, who will act as custodian. The Company will use the consigned polished diamonds in the manufacturing of its jewelry and watches, paying the Fund when the jewelry or watch is sold. The price paid by the Fund to replace the sold polished diamonds will be used to determine the Fund’s market value. This arrangement will increase the inventory available to the Company’s expanding international salon network without additional demands on working capital. The Fund is expected to raise the first capital subscription of approximately $100 million from investors later this fiscal year, with the remaining $150 million expected to be raised over the following year, subject to market conditions.

Liquidity and Capital Resources
Working Capital
As at April 30, 2011, the Company had unrestricted cash and cash equivalents of $101.2 million compared to $108.7 million at January 31, 2011. The Company had cash on hand and balances with banks of $94.7 million and short-term investments of $6.5 million at April 30, 2011. During the quarter ended April 30, 2011, the Company reported a use of cash from operations of $18.0 million compared to a source of cash of $24.9 million in the comparable quarter of the prior year. The current quarter use of cash resulted primarily from the acquisition of inventory for both the mining and luxury brand segments.

Working capital increased to $352.7 million at April 30, 2011 from $328.6 million at January 31, 2011. During the quarter, the Company increased accounts receivable by $5.4 million, increased other current assets by $0.6 million, increased inventory and supplies by $62.4 million, increased trade and other payables by $ 27.6 million and decreased employee benefit plans by $0.4 million.

The Company’s liquidity requirements fluctuate from quarter to quarter depending on, among other factors, the seasonality of production at the Diavik Diamond Mine, seasonality of mine operating expenses, capital expenditure programs, the number of rough diamond sales events conducted during the quarter and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter, along with the seasonality of sales and salon expansion in the luxury brand segment. The Company’s principal working capital needs include investments in inventory, other current assets, and trade and other payables and income taxes payable.

2012 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

The Company assesses liquidity and capital resources on a consolidated basis. The Company’s requirements are for cash operating expenses, working capital, contractual debt requirements and capital expenditures. The Company believes that it will generate sufficient liquidity to meet its anticipated requirements for the next twelve months.

Financing Activities
The mining segment maintains a senior secured revolving credit facility with Standard Chartered Bank that was increased from $100.0 million to $125.0 million on February 28, 2011. At April 30, 2011, $50.0 million was outstanding.

At April 30, 2011, $9.8 million was outstanding under the Company’s revolving financing facility relating to its Belgian subsidiary, Harry Winston Diamond International N.V., compared to $nil at January 31, 2011.

During the quarter, the luxury brand subsidiary, Harry Winston Inc., increased the amount outstanding on its secured five-year revolving credit facility from $165.0 million to $172.0 million.

Investing Activities
During the quarter, the Company purchased property, plant and equipment of $13.8 million, of which $12.4 million was purchased for the mining segment and $1.4 million for the luxury brand segment.

Contractual Obligations
The Company has contractual payment obligations with respect to interest-bearing loans and borrowings and, through its participation in the Joint Venture, future site restoration costs at the Diavik Diamond Mine level. Additionally, at the Joint Venture level, contractual obligations exist with respect to operating purchase obligations, as administered by DDMI, the operator of the mine. In order to maintain its 40% ownership interest in the Diavik Diamond Mine, HWDLP is obligated to fund 40% of the Joint Venture’s total expenditures on a monthly basis. HWDLP’s current projected share of the planned capital expenditures at the Diavik Diamond Mine, which are not reflected in the table below, including capital expenditures for the calendar years 2011 to 2015, is approximately $140 million assuming a Canadian/US average exchange rate of $1.00 for the five years. The most significant contractual obligations for the ensuing five-year period can be summarized as follows:

CONTRACTUAL OBLIGATIONS		Less than	Year	Year	After
(expressed in thousands of United States dollars)	Total	1 year	2–3	4–5	5 years
Interest-bearing loans and borrowings (a)(b)	$376,105	$113,316	$238,781	$4,997	$19,011
Environmental and participation agreements incremental commitments (c)	100,125	86,940	720	42	12,423
Operating lease obligations (d)	245,880	25,941	41,879	40,046	138,014
Total contractual obligations	$722,110	$226,197	$281,380	$45,085	$169,448

(a)

Interest-bearing loans and borrowings presented in the foregoing table include current and long-term portions. The mining segment maintains a senior secured revolving credit facility with Standard Chartered Bank for $125.0 million. The facility has an initial maturity date of June 24, 2013 with two one-year extensions at the Company’s option. There are no scheduled repayments required before maturity. At April 30, 2011, $50.0 million was outstanding.

On August 25, 2010, the Company issued a promissory note in the amount of $70.0 million, maturing on August 25, 2011, as part of the consideration for reacquiring its 9% indirect interest in the Diavik Joint Venture (the “Kinross Buy Back Transaction”) from Kinross Gold Corporation (“Kinross”). The note bears interest at a rate of 5% per annum and can be repaid in cash or, subject to certain limitations, treasury common shares issued by the Company. The issuance of such shares is expected to be subject to approval by the Company’s shareholders in most circumstances.

The Company has available a $45.0 million revolving financing facility (utilization in either US dollars or Euros) for inventory and receivables funding in connection with marketing activities through its Belgian subsidiary, Harry Winston Diamond International N.V., and its Indian subsidiary, Harry Winston Diamond (India) Private Limited. Borrowings under the Belgian facility bear interest at the bank’s base rate plus 1.5%. Borrowings under the Indian facility bear an interest rate of 10.75%. At April 30, 2011, $9.8 million and $nil were outstanding under this facility relating to its Belgian subsidiary, Harry Winston Diamond International N.V., and its Indian subsidiary, Harry Winston Diamond (India) Private Limited, respectively. The facility is guaranteed by Harry Winston Diamond Corporation.

Harry Winston Inc. maintains a credit agreement with a syndicate of banks for a $250.0 million five-year revolving credit facility, which expires on March 31, 2013. There are no scheduled repayments required before maturity. At April 30, 2011, $172.0 million had been drawn against this secured credit facility.

2012 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Also included in long-term debt of Harry Winston Inc. is a 25-year loan agreement for CHF 17.5 million ($19.9 million) used to finance the construction of the Company’s watch factory in Geneva, Switzerland. The loan agreement is comprised of a CHF 3.5 million ($4.0 million) loan and a CHF 14.0 million ($15.9 million) loan. The CHF 3.5 million loan bears interest at a rate of 3.15% and matures on April 22, 2013. The CHF 14.0 million loan bears interest at a rate of 3.55% and matures on January 31, 2033. At April 30, 2011, $17.9 million was outstanding. The bank has a secured interest in the factory building.

Harry Winston S.A. has a CHF 0.1 million ($0.1 million) finance lease for furniture located at the watch factory in Geneva, Switzerland. The finance lease has an interest rate of 3.85% and matures on July 31, 2011. At April 30, 2011, $0.1 million was outstanding.

Harry Winston Japan, K.K. maintains unsecured credit agreements with two banks, amounting to ¥1,260 million ($15.5 million). Harry Winston Japan, K.K. also maintains a secured credit agreement amounting to ¥575 million ($7.1 million). This facility is secured by inventory owned by Harry Winston Japan, K.K.

The Company’s first mortgage on real property has scheduled principal payments of approximately $0.2 million quarterly, may be prepaid at any time, and matures on September 1, 2018. On April 30, 2011, $7.3 million was outstanding on the mortgage payable.

(b)

Interest on loans and borrowings is calculated at various fixed and floating rates. Projected interest payments on the current debt outstanding were based on interest rates in effect at April 30, 2011, and have been included under interest-bearing loans and borrowings in the table above. Interest payments for the next twelve months are approximated to be $9.4 million.

(c)

The Joint Venture, under environmental and other agreements, must provide funding for the Environmental Monitoring Advisory Board. These agreements also state that the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. The operator of the Joint Venture has fulfilled such obligations for the security deposits by posting letters of credit of which HWDLP’s share as at April 30, 2011 was $85.1 million based on its 40% ownership interest in the Diavik Diamond Mine. There can be no assurance that the operator will continue its practice of posting letters of credit in fulfillment of this obligation, in which event HWDLP would be required to post its proportionate share of such security directly, which would result in additional constraints on liquidity. The requirement to post security for the reclamation and abandonment obligations may be reduced to the extent of amounts spent by the Joint Venture on those activities. The Joint Venture has also signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of area Aboriginal bands. The actual cash outlay for the Joint Venture’s obligations under these agreements is not anticipated to occur until later in the life of the Diavik Diamond Mine.

(d)

Operating lease obligations represent future minimum annual rentals under non-cancellable operating leases for Harry Winston Inc. salons and office space, and long-term leases for property, land, office premises and a fuel tank farm for the Diavik Diamond Mine.

2012 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Non-GAAP Measure
In addition to discussing earnings measures in accordance with IFRS, the MD&A provides the following non-GAAP measure, which is also used by management to monitor and evaluate the performance of the Company and its business segments.

The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to IFRS. The Company defines EBITDA as sales minus cost of sales and selling, general and administrative expenses, meaning it represents operating profit before depreciation and amortization.

EBITDA is a measure commonly reported and widely used by investors and analysts as an indicator of the Company’s operating performance and ability to incur and service debt and as a valuation metric. EBITDA margin is defined as the ratio obtained by dividing EBITDA by sales.

CONSOLIDATED
(expressed in thousands of United States dollars)
(quarterly results are unaudited)

			IFRS				CDN GAAP		IFRS	IFRS
									Three	Three
									months	months
									ended	ended
	2012	2011	2011	2011	2011	2010	2010	2010	April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2011	2010
Operating profit (loss)	$4,685	$21,245	$14,830	$29,932	$2,341	$(3,082)	$(4,941)	$(3,898)	$4,685	$2,341
Depreciation and amortization	20,291	24,635	18,657	19,515	14,200	18,258	11,208	16,971	20,291	14,200
EBITDA	$24,976	$45,880	$33,487	$49,447	$16,541	$15,176	$6,267	$13,073	$24,976	$16,541

MINING SEGMENT
(expressed in thousands of United States dollars)
(quarterly results are unaudited)

			IFRS				CDN GAAP		IFRS	IFRS

									Three	Three
									months	months
									ended	ended
	2012	2011	2011	2011	2011	2010	2010	2010	April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2011	2010
Operating profit (loss)	$566	$16,047	$9,438	$27,606	$909	$1,577	$(4,486)	$1,710	$566	$909
Depreciation and amortization	17,083	20,669	15,428	16,352	10,975	14,976	7,845	13,760	17,083	10,975
EBITDA	$17,649	$36,716	$24,866	$43,958	$11,884	$16,553	$3,359	$15,470	$17,649	$11,884

LUXURY BRAND SEGMENT
(expressed in thousands of United States dollars)
(quarterly results are unaudited)

			IFRS				CDN GAAP			IFRS	IFRS
										Three	Three
										months	months
										ended	ended
	2012	2011	2011	2011	2011	2010	2010	2010		April 30,	April 30,
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2		2011	2010
Operating profit (loss)	$4,119	$5,198	$5,392	$2,326	$1,432	$(4,659)	$(455)	$(5,608	) $	4,119	$1,432
Depreciation and amortization	3,209	3,966	3,229	3,162	3,226	3,282	3,363	3,211		3,209	3,226
EBITDA	$7,328	$9,164	$8,621	$5,488	$4,658	$(1,377)	$2,908	$(2,397	) $	7,328	$4,658

2012 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Risks and Uncertainties
Harry Winston Diamond Corporation is subject to a number of risks and uncertainties as a result of its operations. In addition to the other information contained in this MD&A and the Company’s other publicly filed disclosure documents, readers should give careful consideration to the following risks, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Nature of Mining
The operation of the Diavik Diamond Mine is subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface and underground conditions, processing problems, equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Particularly with underground mining operations, inherent risks include variations in rock structure and strength as it impacts on mining method selection and performance, de-watering and water handling requirements, achieving the required paste backfill strengths, and unexpected local ground conditions. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, collapses, flooding or other conditions, may be encountered during mining. Such risks could result in personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays, suspensions or permanent reductions in mining production; monetary losses; and possible legal liability.

The Diavik Diamond Mine, because of its remote northern location and access only by winter road or by air, is subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and increased transportation costs due to the late opening and/or early closure of the winter road. Such factors can add to the cost of mine development, production and operation and/or impair production and mining activities, thereby affecting the Company’s profitability.

Nature of Joint Arrangement with DDMI
HWDLP holds an undivided 40% interest in the assets, liabilities and expenses of the Diavik Diamond Mine and the Diavik group of mineral claims. The Diavik Diamond Mine and the exploration and development of the Diavik group of mineral claims is a joint arrangement between DDMI (60%) and HWDLP (40%), and is subject to the risks normally associated with the conduct of joint ventures and similar joint arrangements. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Diamond Mine and the Diavik group of mineral claims. By virtue of DDMI’s 60% interest in the Diavik Diamond Mine, it has a controlling vote in virtually all Joint Venture management decisions respecting the development and operation of the Diavik Diamond Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and therefore is able to impose capital expenditure requirements on HWDLP that the Company may not have sufficient cash to meet. A failure to meet capital expenditure requirements imposed by DDMI could result in HWDLP’s interest in the Diavik Diamond Mine and the Diavik group of mineral claims being diluted.

Diamond Prices and Demand for Diamonds
The profitability of the Company is dependent upon production from the Diavik Diamond Mine and on the results of the operations of its luxury brand operations. Each, in turn, is dependent in significant part upon the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, particularly in the US, Japan, China and India, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds and jewelry. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions, natural disasters or the occurrence of further terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds and jewelry, thereby negatively affecting the price of diamonds and jewelry. Similarly, a substantial increase in the worldwide level of diamond production or in diamonds available for sale through recommencement of suspended mining activity or the release of stocks held back during recent periods of low demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company’s results of operations.

2012 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Cash Flow and Liquidity
The Company’s liquidity requirements fluctuate from quarter to quarter and year to year depending on, among other factors, the seasonality of production at the Diavik Diamond Mine, seasonality of mine operating expenses, capital expenditure programs, the number of rough diamond sales events conducted during the quarter and the volume, size and quality distribution of rough diamonds delivered from the Diavik Diamond Mine in each quarter, along with the seasonality of sales and salon refurbishment and expansion in the luxury brand segment. The Company’s principal working capital needs include investments in inventory, prepaid expenses and other current assets, and accounts payable and income taxes payable. Pursuant to the August 25, 2010 Kinross agreement, a promissory note (the “Kinross Note”) in the amount of $70.0 million was issued by the Company. The promissory note bears interest at a rate of 5% per annum with a maturity date of August 25, 2011 and can be paid in cash or, subject to certain limitations, in treasury common shares issued by the Company to Kinross. The issuance of such shares is expected to be subject to approval by the Company’s shareholders in most circumstances. The Kinross Note is a significant short-term financial obligation. There can be no assurance that the Company will be able to meet each or all of its liquidity requirements. A failure by the Company to meet its liquidity requirements could result in the Company failing to meet its planned development objectives, or in the Company being in default of a contractual obligation, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Economic Environment
The Company’s financial results are tied to the global economic conditions and their impact on levels of consumer confidence and consumer spending. The global markets have experienced the impact of a significant US and international economic downturn since the fall of 2008. This has restricted the Company’s growth opportunities both domestically and internationally, and a return to a recession or weak recovery, due to recent disruptions in financial markets in the European Union or otherwise, the recent disaster in Japan and political upheavals in the Middle East, could cause the Company to experience further revenue declines across both of its business segments due to deteriorated consumer confidence and spending, and a decrease in the availability of credit, which could have a material adverse effect on the Company’s business prospects or financial condition. The Company monitors economic developments in the markets in which it operates and uses this information in its continuous strategic and operational planning in an effort to adjust its business in response to changing economic conditions.

Currency Risk
Currency fluctuations may affect the Company’s financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Diavik Diamond Mine are incurred in Canadian dollars. Further, the Company has a significant deferred income tax liability that has been incurred and will be payable in Canadian dollars. The Company’s currency exposure relates primarily to expenses and obligations incurred by it in Canadian dollars and, secondarily, to revenues of Harry Winston Inc. in currencies other than the US dollar. The appreciation of the Canadian dollar against the US dollar, and the depreciation of other currencies against the US dollar, therefore, will increase the expenses of the Diavik Diamond Mine and the amount of the Company’s Canadian dollar liabilities relative to the revenue the Company will receive from diamond sales, and will decrease the US dollar revenues received by Harry Winston Inc. From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency exposure.

Licences and Permits
The operation of the Diavik Diamond Mine and exploration on the Diavik property requires licences and permits from the Canadian government. The Diavik Diamond Mine Type “A” Water Licence was renewed by the regional Wek’eezhii Land and Water Board to October 31, 2015. While the Company anticipates that DDMI, the operator of the Diavik Diamond Mine, will be able to renew this licence and other necessary permits in the future, there can be no guarantee that DDMI will be able to do so or obtain or maintain all other necessary licences and permits that may be required to maintain the operation of the Diavik Diamond Mine or to further explore and develop the Diavik property.

Regulatory and Environmental Risks
The operation of the Diavik Diamond Mine, exploration activities at the Diavik Project and the manufacturing of jewelry and watches are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety, manufacturing safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation or changes in enforcement policies under existing laws and regulations could have a material adverse effect on the Company by increasing costs and/or causing a reduction in levels of production from the Diavik Diamond Mine and in the manufacture of jewelry and watches. As well, as the Company’s international operations expand, it or its subsidiaries become subject to laws and regulatory regimes that could differ materially from those under which they operate in Canada and the US.

2012 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Mining and manufacturing are subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining and manufacturing operations. To the extent that the Company’s operations are subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

Climate Change
Canada ratified the Kyoto Protocol to the United Nations Framework Convention on Climate Change in late 2002 and the Kyoto Protocol came into effect in Canada in February 2005. The Canadian government has established a number of policy measures in order to meet its emission reduction guidelines. While the impact of these measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation; restrict industrial emission levels; impose added costs for emissions in excess of permitted levels; and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on the Company’s results of operations.

Resource and Reserve Estimates
The Company’s figures for mineral resources and ore reserves on the Diavik group of mineral claims are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information as well as to reflect depletion due to production. Reserve estimates may be revised upward or downward based on the results of current and future drilling, testing or production levels, and on changes in mine design. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Diavik Diamond Mine may render the mining of ore reserves uneconomical.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources at the Diavik property will be upgraded to proven and probable ore reserves.

Insurance
The Company’s business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds and jewelry held as inventory or in transit, changes in the regulatory environment and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Diavik Diamond Mine, personal injury or death, environmental damage to the Diavik property, delays in mining, the closing of Harry Winston Inc.’s manufacturing facilities or salons, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Diavik Diamond Mine and the Company’s operations, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

Fuel Costs
The Diavik Diamond Mine’s expected fuel needs are purchased periodically during the year for storage, and transported to the mine site by way of the winter road. These costs will increase if transportation by air freight is required due to a shortened “winter road season” or unexpectedly high fuel usage.

The cost of the fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. The Diavik Diamond Mine currently has no hedges for its future anticipated fuel consumption.

Reliance on Skilled Employees
Production at the Diavik Diamond Mine is dependent upon the efforts of certain skilled employees of DDMI. The loss of these employees or the inability of DDMI to attract and retain additional skilled employees may adversely affect the level of diamond production from the Diavik Diamond Mine.

The Company’s success in marketing rough diamonds and operating the business of Harry Winston Inc. is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company’s inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds and operating its luxury brand segment.

2012 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Expansion and Refurbishment of the Existing Salon Network
A key component of the Company’s luxury brand strategy in recent years has been the expansion of its salon network. The Company currently expects to expand its retail salon network to 35 salons (in total) worldwide by 2016. An additional objective of the Company is to achieve compound annual growth rate in sales in the mid-teens in the luxury brand segment and an operating profit in the low to mid-teens in the luxury brand segment, in each case over the five-year period from fiscal 2012 to 2016. Although the Company considers these objectives to be reasonable, they are subject to a number of risks and uncertainties, and there can be no assurance that these objectives will be realized. This strategy requires the Company to make ongoing capital expenditures to build and open new salons, to refurbish existing salons from time to time, and to incur additional operating expenses in order to operate the new salons. To date, much of this expansion has been financed by Harry Winston Inc. through borrowings. The successful expansion of the Company’s global salon network, and achieving an increase in sales and in operating profit, will depend on a variety of factors, including worldwide economic conditions, market demand for luxury goods, the strength of the Harry Winston brand and the availability of sufficient funding. There can be no assurance that the expansion of the salon network will continue or that the current expansion will prove successful in increasing annual sales or earnings from the luxury brand segment, and the increased debt levels resulting from this expansion could negatively impact the Company’s liquidity and its results from operations in the absence of increased sales and earnings.

Competition in the Luxury Brand Segment
The Company is exposed to competition in the luxury brand market from other luxury goods, diamond, jewelry and watch retailers. The ability of Harry Winston Inc. to successfully compete with such luxury goods, diamond, jewelry and watch retailers is dependent upon a number of factors, including the ability to source high-end polished diamonds and protect and promote its distinctive brand name and reputation. If Harry Winston Inc. is unable to successfully compete in the luxury jewelry segment, then the Company’s results of operations will be adversely affected.

Changes in Disclosure Controls and Procedures and Internal Control over Financial Reporting
During the first quarter of fiscal 2012, there were no changes in the Company’s disclosure controls and procedures or internal control over financial reporting that materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures or internal control over financial reporting.

Critical Accounting Estimates
Management is often required to make judgments, assumptions and estimates in the application of IFRS that have a significant impact on the financial results of the Company. Certain policies are more significant than others and are, therefore, considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application or if they result from a choice between accounting alternatives and that choice has a material impact on the Company’s reported results or financial position. Information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements is as follows:

Mineral reserves, mineral properties and exploration costs:
The estimation of mineral reserves is a subjective process. The Company estimates its mineral reserves based on information compiled by an appropriately qualified person. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information. Reserve estimates can be revised upward or downward based on the results of future drilling, testing or production levels, and diamond prices. Changes in reserve estimates may impact the carrying value of exploration and evaluation assets, mineral properties, property, plant and equipment, mine rehabilitation and site restoration provision, recognition of deferred tax assets and depreciation charges. Estimates and assumptions about future events and circumstances are also used to determine whether economically viable reserves exist that can lead to commercial development of an ore body.

Estimated mineral reserves are used in determining the depreciation of mine-specific assets. This results in a depreciation charge proportional to the depletion of the anticipated remaining life of mine production. A units-of-production depreciation method is applied, and depending on the asset, is based on carats of diamonds recovered during the period relative to the estimated proven and probable reserves of the ore deposit being mined or to the total ore deposit. Changes in estimates are accounted for prospectively.

2012 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Impairment of long-lived assets:
The Company assesses each cash-generating unit at least annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value of an asset less costs to sell and its value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance. Financial results as determined by actual events could differ from those estimated.

Impairment of intangible assets with an indefinite life:
The impairment assessment for trademark and drawings requires the use of estimates and assumptions. Financial results as determined by actual events could differ from those estimated.

Recovery of deferred tax assets:
Judgment is required in determining whether deferred tax assets are recognized in the interim condensed consolidated balance sheet. Deferred tax assets, including those arising from un-utilized tax losses, require management to assess the likelihood that the Company will generate taxable earnings in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted income from operations and the application of existing tax laws in each jurisdiction. To the extent that future taxable income differs significantly from estimates, the ability of the Company to realize the deferred tax assets recorded at the consolidated balance sheet date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company operates could limit the ability of the Company to obtain tax deductions in future periods.

Mine rehabilitation and site restoration provision:
The mine rehabilitation and site restoration provision has been provided by management of the Diavik Diamond Mine and is based on internal estimates. Assumptions, based on the current economic environment, have been made which DDMI management believes are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly by management of the Diavik Diamond Mine to take into account any material changes to the assumptions. However, actual rehabilitation costs will ultimately depend upon future costs for the necessary decommissioning work required, which will reflect market conditions at the relevant time. Furthermore, the timing of rehabilitation is likely to depend on when the Diavik Diamond Mine ceases to produce at economically viable rates. This, in turn, will depend upon a number of factors including future diamond prices, which are inherently uncertain.

Commitments and contingencies:
The Company has conducted its operations in the ordinary course of business in accordance with its understanding and interpretation of applicable tax legislation in the countries where the Company has operations. The relevant tax authorities could have a different interpretation of those tax laws that could lead to contingencies or additional liabilities for the Company. The Company believes that its tax filing positions as at the balance sheet date are appropriate and supportable. Should the ultimate tax liability materially differ from the provision, the Company’s effective tax rate and its profit or loss could be affected positively or negatively in the period in which the matters are resolved.

Changes in Accounting Policies
International Financial Reporting Standards
Commencing February 1, 2011, the Company converted to IFRS and has prepared its first unaudited interim condensed consolidated financial statements in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, for the three-month period ended April 30, 2011, with comparative information also presented under IFRS.

The Company’s unaudited interim condensed consolidated financial statements for the first quarter of fiscal 2012 include reconciliations from the previous Canadian GAAP reporting to IFRS for the opening balance sheet as at February 1, 2010, the balance sheets as at April 30, 2010 and January 31, 2011 and the income statement and statement of comprehensive income for the three months ended April 30, 2010 and the fiscal year ended January 31, 2011.

Significant accounting policies under IFRS are disclosed in the unaudited interim condensed consolidated financial statements for the first quarter of 2012, and resulting accounting changes are highlighted in the reconciliations from previous Canadian GAAP reporting. The exemptions from full retrospective application elected by the Company in accordance with IFRS 1, ‘‘First time adoption of International Financial Reporting Standards’’, are also disclosed in our unaudited interim condensed consolidated financial statements for the first quarter of 2012.

2012 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Overall, the conversion from Canadian GAAP to IFRS has resulted in an increase in net profit attributable to shareholders for the three months ended April 30, 2010 and for the fiscal year ended January 31, 2011, from $(0.11) per share to $0.03 per share and from $0.27 per share to $0.52 per share, respectively. Substantially all of the adjustments under IFRS relate to the mining segment. The most significant component of this earnings per share change is attributable to new deferred income taxes recognized for temporary differences, arising from the difference between the historical exchange rate and the current exchange rate translation of foreign currency non-monetary items. Under Canadian GAAP, these temporary differences were not accounted for. The cost of the mining assets owned by the Diavik Joint Venture are denominated in Canadian dollars, which has resulted in additional deferred income taxes recognized by the Company under IFRS.

There were no material changes in internal control over financial reporting resulting from the adoption and implementation of IFRS. Approval and sign-off of all IFRS accounting changes has taken place within the Company’s existing control framework.

The International Accounting Standards Board (“IASB”) has issued a new standard, IFRS 9, “Financial Instruments” (“IFRS 9”), which will ultimately replace IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”). IFRS 9 provides guidance on the classification and measurement of financial assets and financial liabilities. This standard becomes effective for the Company’s fiscal year-end beginning February 1, 2013. The Company is currently assessing the impact of the new standard on its financial statements.

IFRS 11, "Joint Arrangements" (“IFRS 11”), was issued by the IASB on May 12, 2011 and will replace IAS 31, “Interest in Joint Ventures”. The new standard will apply to the accounting for interests in joint arrangements where there is joint control. Under IFRS 11, joint arrangements are classified as either joint ventures or joint operations. The structure of the joint arrangement will no longer be the most significant factor in determining whether a joint arrangement is either a joint venture or a joint operation. Proportionate consolidations will no longer be allowed and will be replaced by equity accounting. IFRS 11 is effective for the Company’s fiscal year-end beginning February 1, 2013, with early adoption permitted. The Company is currently assessing the impact of IFRS 11 on its results of operations and financial position.

IFRS 13, “Fair Value Measurement” (“IFRS 13”), was also issued by the IASB on May 12, 2011. The new standard makes IFRS consistent with generally accepted accounting principles in the United States (“US GAAP”) on measuring fair value and related fair value disclosures. The new standard creates a single source of guidance for fair value measurements. IFRS 13 is effective for the Company’s fiscal year-end beginning February 1, 2013, with early adoption permitted. The Company is assessing the impact of IFRS 13 on its consolidated financial statements.

Outstanding Share Information
As at May 31, 2011
Authorized	Unlimited
Issued and outstanding shares	84,727,131
Options outstanding	2,651,049
Fully diluted	87,378,180

Additional Information
Additional information relating to the Company, including the Company’s most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com, and is also available on the Company’s website at http://investor.harrywinston.com.

2012 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Condensed Consolidated Balance Sheets

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) (UNAUDITED)

			February 1,
	April 30,	January 31,	2010
	2011	2011	(Transition Date)

ASSETS
Current assets
Cash and cash equivalents (note 4)	$101,214	$108,693	$62,969
Accounts receivable	28,292	22,788	23,598
Inventory and supplies (note 5)	465,607	403,212	311,188
Other current assets	39,205	38,662	36,644
	634,318	573,355	434,399
Property, plant and equipment - Mining	761,955	764,093	783,432
Property, plant and equipment – Luxury brand	62,006	61,019	62,277
Intangible assets, net (note 7)	127,755	127,894	129,213
Other non-current assets	16,391	16,626	15,629
Deferred income tax assets	63,620	62,693	53,179
Total assets	$1,666,045	$1,605,680	$1,478,129

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	$166,777	$136,490	$73,405
Income taxes payable	3,994	6,660	46,297
Employee benefit plans (note 8)	6,947	7,378	13,774
Promissory note (note 9)	70,000	70,000	–
Current portion of interest bearing loans and borrowings (note 9)	33,884	24,215	23,829
	281,602	244,743	157,305
Interest bearing loans and borrowings (note 9)	245,751	237,621	161,691
Deferred income tax liabilities	300,985	301,980	238,385
Employee benefit plans (note 8)	7,483	7,287	6,898
Provisions	50,946	50,130	43,691
Total liabilities	886,767	841,761	607,970
Equity
Share capital (note 10)	507,207	502,129	426,593
Contributed surplus	15,670	16,233	17,730
Retained earnings	241,263	237,667	250,070
Accumulated other comprehensive income	14,870	7,624	(2,571)
Total shareholders’ equity	779,010	763,653	691,822
Non-controlling interest	268	266	178,337
Total equity	779,278	763,919	870,159
Total Liabilities and Equity	$1,666,045	$1,605,680	$1,478,129

Commitments and guarantees (note 11)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

2012 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Condensed Consolidated Income Statements

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS) (UNAUDITED)

	Three	Three
	months ended	months ended
	April 30,	April 30,
	2011	2010
Sales	$143,932	$114,000
Cost of sales	96,452	75,711
Gross margin	47,480	38,289
Selling, general and administrative expenses	42,795	35,948
Operating profit	4,685	2,341
Finance expenses	(3,983)	(2,880)
Exploration costs	(212)	(27)
Finance and other income	258	168
Foreign exchange loss	(177)	(2,213)
Profit (loss) before income taxes	571	(2,611)
Net income tax recovery	(3,027)	(5,524)
Net profit	$3,598	$2,913
Attributable to shareholders	$3,596	$2,137
Attributable to non-controlling interest	$2	$776
Earnings per share
Basic	$0.04	$0.03
Diluted	$0.04	$0.03
Weighted average number of shares outstanding	84,291,797	76,631,115

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

2012 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Condensed Consolidated Statements of Comprehensive Income

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) (UNAUDITED)

	Three	Three
	months ended	months ended
	April 30,	April 30,
	2011	2010
Net profit	$3,598	$2,913

Other comprehensive income (loss)
Net gain (loss) on translation of net foreign operations (net of tax of nil)	7,246	(1,753)
Change in fair value of derivative financial instrument (net of tax of $0.1 million)	–	158
Actuarial loss on employee benefit plans (net of tax of nil)	–	(636)
Other comprehensive income (loss), net of tax	7,246	(2,231)

Total comprehensive income	$10,844	$682
Attributable to shareholders	$10,842	$(94)
Attributable to non-controlling interest	$2	$776

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

2012 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Condensed Consolidated Statements
of Changes in Shareholders’ Equity

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) (UNAUDITED)

	Three	Three
	months ended	months ended
	April 30,	April 30,
	2011	2010
Common shares:
Balance at beginning of period	$502,129	$426,593
Issued during the period	3,918	160
Transfer from contributed surplus on exercise of options	1,160	–
Balance at end of period	507,207	426,753
Contributed surplus:
Balance at beginning of period	16,233	17,730
Stock-based compensation expense	597	187
Transfer from contributed surplus on exercise of options	(1,160)	–
Balance at end of period	15,670	17,917
Retained earnings:
Balance at beginning of period	237,667	250,070
Net profit attributable to common shareholders	3,596	2,137
Balance at end of period	241,263	252,207
Accumulated other comprehensive income:
Balance at beginning of period	7,624	(2,571)
Other comprehensive income (loss)
Net gain (loss) on translation of net foreign operations (net of tax of nil)	7,246	(1,753)
Change in fair value of derivative financial instruments (net of tax of $0.1 million)	–	158
Actuarial loss on employee benefit plans (net of tax of nil)	–	(636)
Balance at end of period	14,870	(4,802)
NON-CONTROLLING INTEREST:
Balance at beginning of period	266	178,337
Non-controlling interest	2	776
Balance at end of period	268	179,113
Total Shareholders’ Equity	$779,278	$871,188

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

2012 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Condensed Consolidated Statements of Cash Flows

(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) (UNAUDITED)

	Three	Three
	months ended	months ended
	April 30,	April 30,
	2011	2010
Cash provided by (used in)
OPERATING
Net profit	$ 3,598	$ 2,913
Amortization and accretion	20,291	14,200
Deferred income tax recovery	(2,648)	(6,039)
Current income tax expense (recovery)	(379)	515
Finance expenses	3,983	2,880
Stock-based compensation	597	187
Foreign exchange loss	533	2,970
Loss on disposal of assets	–	243
Income tax paid	(2,711)	(1,445)
Change in non-cash operating working capital, excluding taxes and finance expenses	(41,215)	8,500
Cash provided from operating activities	(17,951)	24,924
FINANCING
Decrease in interest bearing loans and borrowings	(174)	(52)
Increase in revolving credit	17,885	25,426
Decrease in revolving credit	(317)	(12,033)
Interest paid	(1,508)	(1,823)
Issue of common shares, net of issue costs	3,918	160
Cash provided from financing activities	19,804	11,678
INVESTING
Property, plant and equipment – Mining	(12,436)	(9,297)
Property, plant and equipment – Luxury brand	(1,388)	(206)
Other non-current assets	(396)	294
Cash used in investing activities	(14,220)	(9,209)
Foreign exchange effect on cash balances	4,888	(488)
Increase (decrease) in cash and cash equivalents	(7,479)	26,905
Cash and cash equivalents, beginning of period	108,693	62,969
Cash and cash equivalents, end of period	$ 101,214	$ 89,874
Change in non-cash operating working capital, excluding taxes and finance expenses
Accounts receivable	(5,381)	(592)
Inventory and supplies	(62,395)	(24, 974)
Other current assets	(556)	7,444
Trade and other payables	27,554	26,679
Employee benefit plans	(437)	(57)
	$ (41,215)	$ 8,500

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

2012 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Notes to Condensed Consolidated Financial Statements

APRIL 30, 2011 WITH COMPARATIVE FIGURES
(TABULAR AMOUNTS IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT AS OTHERWISE NOTED)

Note 1:
Nature of Operations
Harry Winston Diamond Corporation (the “Company”) is a diamond enterprise with assets in the mining and luxury brand segments of the diamond industry.

The Company’s mining asset is an ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines Inc. (“DDMI”) (60%) and Harry Winston Diamond Limited Partnership (“HWDLP”) (40%) where HWDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. DDMI and HWDLP are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Harry Winston Diamond Limited Partnership is a wholly owned subsidiary of Harry Winston Diamond Corporation of Toronto, Canada.

The Company also owns Harry Winston Inc., the premier fine jewelry and watch retailer with select locations throughout the world. Its head office is located in New York City, United States.

Certain comparative figures have been reclassified to conform with current year’s presentation.

The Company is incorporated and domiciled in Canada and its shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange. The address of its registered office is Toronto, Ontario.

These unaudited interim condensed consolidated financial statements have been approved for issue by the Audit Committee on June 8, 2011.

Note 2:
Basis of Preparation
(a) Statement of compliance
These unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) International Accounting Standard (“IAS”) 34, "Interim Financial Reporting". These are the Company’s first unaudited interim condensed consolidated financial statements reported under IFRS, and IFRS 1, “First-time Adoption of International Financial Reporting Standards”, has been applied.

These unaudited interim condensed consolidated financial statements do not include all disclosures required by IFRS for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended January 31, 2011 presented under generally accepted accounting principles in Canada (‘‘Canadian GAAP’’) and in conjunction with the IFRS transition disclosures in Note 15 to these interim statements.

The preparation of these first interim condensed consolidated financial statements in accordance with IFRS has resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under Canadian GAAP. Canadian GAAP differs in some areas from IFRS. The accounting policies set out below have been applied consistently to all periods presented in these unaudited interim condensed consolidated financial statements. They have also been applied in preparing an opening IFRS balance sheet at February 1, 2010 for the purpose of transition to IFRS. IFRS 1 generally requires full retrospective application of the standards and interpretations in force assuming that the IFRS accounting policies had always been applied. However, IFRS 1 allows certain exemptions in the application of particular standards to prior periods in order to assist companies with the transition process. The Company has elected to take certain key exemptions as permitted under IFRS 1. An explanation of how the transition to IFRS has affected the reported financial position and financial performance of the Company is contained in Note 15. This note includes reconciliations of equity, profit and loss and comprehensive income for the comparative periods and of equity at the date of transition reported under previous Canadian GAAP to those reported for those periods and at the date of transition under IFRS.

2012 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

(b)	Basis of measurement
These unaudited interim condensed consolidated financial statements have been prepared on the historical cost basis except for the following:

financial instruments held for trading are measured at fair value through profit and loss liabilities for RSU and DSU plans are measured at fair value

(c)	Currency of presentation
These condensed consolidated interim financial statements are expressed in United States dollars, consistent with the predominant functional currency of the Company’s operations. All financial information presented in United States dollars has been rounded to the nearest thousand.

Note 3:
Significant Accounting Policies
The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by Company entities.

(a)	Basis of consolidation
The unaudited interim condensed consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at April 30, 2011. Subsidiaries are fully consolidated from the date of acquisition or creation, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. The financial statements of the subsidiaries are prepared for the same reporting period as the parent Company, using consistent accounting policies. All intercompany balances, income and expenses and unrealized gains and losses resulting from intercompany transactions are eliminated in full. For partly owned subsidiaries, the net assets and net earnings attributable to minority shareholders are presented as non-controlling interests on the consolidated balance sheet.

Interest in DDMI

The Diavik Joint Venture is an unincorporated joint arrangement. HWDLP owns an undivided 40% ownership interest in the assets, liabilities and expenses of the Joint Venture. The Company records its proportionate interest in the assets, liabilities and expenses of the Joint Venture in its consolidated financial statements with a one-month lag. The accounting policies described below include those of the Joint Venture.

(b)	Revenue
Sales from the sale of rough diamonds, fine jewelry and watches are recognized when significant risks and rewards of ownership are transferred to the customer, the amount of sales can be measured reliably and the receipt of future economic benefits are probable. Sales are measured at the fair value of the consideration received or receivable, net of value-added taxes, duties, and other sales taxes, and after eliminating sales within the Company.

(c)	Cash resources
Cash and cash equivalents consist of cash on hand, balances with banks and short-term money market instruments (with a maturity on acquisition of less than 90 days), and are carried at fair value.

(d)	Inventory and supplies
Luxury brand raw materials and work in progress are valued at the lower of cost and net realizable value, with cost determined using either a weighted average or specific item identification basis depending on the nature of the inventory. Work in progress costs include an appropriate share of production costs such as material, labour and overhead costs.

Luxury brand merchandise inventory is recorded at the lower of cost or net realizable value and includes jewelry and watches. Cost is determined on a specific item basis for jewelry and the average cost method is used for watches.

Mining rough diamond inventory is recorded at the lower of cost or net realizable value. Cost is determined on an average cost basis including production costs and value-added processing activity.

2012 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Mining supplies inventory is recorded at the lower of cost or net realizable value. Supplies inventory includes consumables and spare parts maintained at the Diavik Diamond Mine site and at the Company’s sorting and distribution facility locations.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and costs of selling the final product. In order to determine net realizable value, the carrying amount of obsolete and slow moving items is written down on a basis of an estimate of their future use or realization. A provision for obsolescence is made when the carrying amount is higher than net realizable value.

(e)	Exploration, evaluation and development expenditures
Exploration and evaluation activities include: acquisition of rights to explore; topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching and sampling; and activities involved in evaluating the technical feasibility and commercial viability of extracting mineral resources. Capitalized exploration and evaluation expenditures are recorded as a component of property, plant and equipment. Exploration and evaluation assets are no longer classified as such when the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. Before reclassification, exploration and evaluation assets are assessed for impairment. Recognized exploration and evaluation assets will be assessed for impairment when the facts and circumstances suggest that the carrying amount may exceed its recoverable amount.

Drilling and related costs are capitalized for an ore body where proven and probable reserves exist and the activities are directed at either (a) obtaining additional information on the ore body that is classified within proven and probable reserves, or (b) converting non-reserve mineralization to proven and probable reserves and the benefit is expected to be realized over an extended period of time. All other drilling and related costs are expensed as incurred.

(f)	Property, plant and equipment
Items of property, plant and equipment are measured at cost, less accumulated depreciation and accumulated impairment losses. The initial cost of an asset comprises its purchase price and construction cost, any costs directly attributable to bringing the asset into operation, including stripping costs incurred in open pit mining before production commences, the initial estimate of the rehabilitation obligation, and for qualifying assets, borrowing costs. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset. Also included within property, plant and equipment is the capitalized value of finance leases.

When parts of an item of property, plant and equipment have different useful lives, the parts are accounted for as separate items (major components) of property, plant and equipment.

(i) Depreciation
Depreciation commences when the asset is available for use. Depreciation is charged so as to write off the depreciable amount of the asset to its residual value over its estimated useful life, using a method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Company. Depreciation methods, useful lives and residual values are reviewed, and adjusted if appropriate, at each reporting date.

The unit-of-production method is applied to a substantial portion of Diavik Diamond Mine property, plant and equipment, and, depending on the asset, is based on carats of diamonds recovered during the period relative to the estimated proven and probable ore reserves of the ore deposit being mined, or to the total ore deposit. Other plant, property and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets, for the current and comparative periods, which are as follows:

2012 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Asset	Estimated useful life (years)
Buildings	10–40
Machinery and mobile equipment	3–10
Computer equipment and software	3
Furniture, fixtures and equipment	2–10
Leasehold and building improvements	Up to 20

Amortization for mine related assets was charged to mineral properties during the pre-commercial production stage.

Upon the disposition of an asset, the accumulated depreciation and accumulated impairment losses are deducted from the original cost, and any gain or loss is reflected in current net profit or loss.

(ii)	Production phase stripping costs
Stripping costs incurred during the production phase of an open pit mine are variable production costs that are included as a component of inventory to be recognized as a component of cost of sales in the same period as the sale of inventory.

(iii)	Major maintenance and repairs
Expenditure on major maintenance refits or repairs comprises the cost of replacement assets or parts of assets and overhaul costs. When an asset, or part of an asset that was separately depreciated, is replaced and it is probable that future economic benefits associated with the new asset will flow to the Company through an extended life, the expenditure is capitalized. The unamortized value of the existing asset or part of the existing asset that is being replaced is expensed. Where part of the existing asset was not separately considered as a component, the replacement value is used to estimate the carrying amount of the replaced assets, which is immediately written off. All other day-to-day maintenance costs are expensed as incurred.

(g)	Intangible assets
Intangible assets acquired separately are measured on initial recognition at cost, which comprises its purchase price plus any directly attributable cost of preparing the asset for its intended use. The cost of intangible assets acquired in a business combination is measured at fair value as at the date of acquisition.

Intangible assets with indefinite useful lives are not amortized after initial recognition and are tested for impairment annually. Harry Winston’s trademark and drawings are considered to have an indefinite life because it is expected that these assets will contribute to net cash inflows indefinitely. For purposes of impairment testing, trademark and drawings are tested for recoverability individually. The Harry Winston trademark is the premier luxury jewelry brand in the world with an established reputation and style that differentiates the Company from its competitors and justifies its leading position in the marketplace. The Company maintains a program to protect its trademark from unauthorized use by third parties. The Harry Winston drawings are very closely related with the brand and have an enduring life expectancy. The archive of drawings reflect unique designs for jewelry and watches that form the basis for newly inspired jewelry and watch designs that are exclusive to Harry Winston and attract its clientele.

Following initial recognition, intangible assets with finite useful lives are carried at cost less any accumulated amortization and any accumulated impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis over their useful lives and recognized in profit or loss as follows:

Asset	Estimated useful life (years)
Wholesale distribution network	10

The amortization methods and estimated useful lives of intangible assets are reviewed annually and adjusted if appropriate.

(h)	Other non-current assets
Other non-current assets include depreciable assets amortized over a period not exceeding ten years.

2012 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

(i)	Financial instruments
From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency and interest rate exposure. For a derivative to qualify as a hedge at inception and throughout the hedged period, the Company formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedge instrument and the item being hedged, both at inception and throughout the hedged period. Gains and losses resulting from any ineffectiveness in a hedging relationship must be recognized immediately in net profit or loss. The Company may also have a limited number of embedded derivatives relating to the Diavik Diamond Mine. Derivatives embedded in non-derivative host contracts are recognized separately unless closely related to the host contract. The Company does not use derivatives for trading or speculative purposes.

(j)	Provisions
Provisions represent obligations to the Company for which the amount or timing is uncertain. Provisions are recognized when (a) the Company has a present obligation (legal or constructive) as a result of a past event, (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (c) a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is included in net profit or loss. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the obligation. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost in net profit or loss.

Mine rehabilitation and site restoration provision:
The Company records the present value of estimated costs of legal and constructive obligations required to restore operating locations in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and tailings dams, dismantling operating facilities, closure of plant and waste sites, and restoration, reclamation and re-vegetation of affected areas.

The obligations generally arise when the asset is installed or the ground/environment is disturbed at the production location. When the liability is initially recognized, the present value of the estimated cost is capitalized by increasing the carrying amount of the related assets. Over time, the discounted liability is increased/decreased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability. Additional disturbances or changes in rehabilitation costs, including re-measurement from changes in the discount rate, are recognized as additions or charges to the corresponding assets and rehabilitation liability when they occur. The periodic unwinding of the discount is recognized in net profit or loss as a finance cost.

(k)	Foreign currency
Foreign currency translation
Monetary assets and liabilities denominated in foreign currencies are translated to US dollars at exchange rates in effect at the balance sheet date, and non-monetary assets and liabilities are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in net profit or loss.

For certain subsidiaries of the Company where the functional currency is not the US dollar, the assets and liabilities of these subsidiaries are translated at the rate of exchange in effect at the reporting date. Sales and expenses are translated at the rate of exchange in effect at the time of the transactions. Foreign exchange gains and losses are accumulated in other comprehensive income under shareholders’ equity. When a foreign operation is disposed of, in part or in full, the relevant amount in the foreign exchange reserve account is reclassified to net profit or loss as part of profit or loss on disposal.

(l)	Income taxes
Current and deferred taxes
Income tax expense comprises current and deferred tax and is recognized in net profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity or in other comprehensive income.

2012 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Deferred tax expense is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax expense is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is probable that the related tax benefit will not be realized.

The Company classifies exchange differences on deferred tax assets or liabilities in jurisdictions where the functional currency is different from the currency used for tax purposes as income tax expense.

(m)	Stock-based payment transactions
Stock-based compensation
The Company applies the fair value method to all grants of stock options. The fair value of options granted is estimated at the date of grant using a Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company’s stock, and a weighted average expected life of the options. When option awards vest in installments over the vesting period, each installment is accounted for as a separate arrangement. The estimated fair value of the options is recorded as an expense with an offsetting credit to shareholders’ equity. Any consideration received on amounts attributable to stock options is credited to share capital.

Restricted and Deferred Share Unit Plans
The Restricted and Deferred Share Unit (“RSU” and “DSU”) Plans are full value phantom shares that mirror the value of Harry Winston Diamond Corporation’s publicly traded common shares. Grants under the RSU Plan are on a discretionary basis to employees of the Company subject to Board of Directors approval. Under the prior RSU Plan, each RSU grant vests on the third anniversary of the grant date. Under the 2010 RSU Plan, each RSU grant vests equally over a three-year period. Vesting under both RSU Plans is subject to special rules for death, disability and change in control. Grants under the DSU Plan are awarded to non-executive directors of the Company. Each DSU grant vests immediately on the grant date. The expenses related to the RSUs and DSUs are accrued based on fair value. When a share-based payment award vests in installments over the vesting period, each installment is accounted for as a separate arrangement. The liabilities for the RSU and DSU Plans are remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as employee benefit plan expense in net profit or loss.

(n)	Employee benefit plans
The Company operates defined benefit pension plans, which require contributions to be made to separately administered funds. The cost of providing benefits under the defined benefit plans is determined separately using the projected unit credit valuation method by qualified actuaries. Actuarial gains and losses are recognized immediately in other comprehensive income.

The defined benefit asset or liability comprises the present value of the defined benefit obligation, plus any actuarial gains (less any losses) not recognized as a result of the treatment above, less past service cost not yet recognized and less the fair value of plan assets out of which the obligations are to be settled directly. The value of any asset is restricted to the sum of any past service cost not yet recognized and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

(o)	Segment reporting
A segment is a distinguishable component of the Company that is engaged either in providing related products or services (business segment) or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and returns that are different from those of other segments. The Company’s primary format for segment reporting is based on business segments. Each operating segment’s operations are reviewed regularly by the Company’s CEO to make decisions about resources to be allocated to the segment and to assess its performance, and for which discrete financial information is available.

2012 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

(p)	Operating leases
Minimum rent payments under operating leases, including any rent-free periods and/or construction allowances, are recognized on a straight-line basis over the term of the lease and included in net profit or loss.

(q)	Impairment of non-financial assets
The carrying amounts of the Company’s non-financial assets other than inventory and deferred taxes are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For an intangible asset that has an indefinite life, the recoverable amount is estimated annually at the same time, or more frequently if events or changes in circumstances indicate that the asset may be impaired.

The recoverable amount of an asset is the greater of its fair value less costs to sell and its value in use. In the absence of a binding sales agreement, fair value is estimated on the basis of values obtained from an active market or from recent transactions or on the basis of the best information available that reflects the amount that the Company could obtain from the disposal of the asset. Value in use is defined as the present value of future pre-tax cash flows expected to be derived from the use of an asset, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in the consolidated statement of income in those expense categories consistent with the function of the impaired asset. Impairment losses recognized in respect of cash-generating units would be allocated to reduce the carrying amounts of the assets in the unit (group of units) on a pro rata basis.

For property, plant and equipment, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company makes an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of income.

(r)	Basic and diluted earnings per share
Basic earnings per share are calculated by dividing net profit or loss by the weighted average number of shares outstanding during the period. Diluted earnings per share are determined using the treasury stock method to calculate the dilutive effect of options and warrants. The treasury stock method assumes that the exercise of any “in-the-money” options with the option proceeds would be used to purchase common shares at the average market value for the period. Options with an exercise price higher than the average market value for the period are not included in the calculation of diluted earnings per share as such options are not dilutive.

(s)	Use of estimates, judgments and assumptions
The preparation of the interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets and liabilities and contingent liabilities at the date of the interim condensed consolidated financial statements, and the reported amounts of sales and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements is as follows:

2012 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Mineral reserves, mineral properties and exploration costs
The estimation of mineral reserves is a subjective process. The Company estimates its mineral reserves based on information compiled by an appropriately qualified person. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information. Reserve estimates can be revised upward or downward based on the results of future drilling, testing or production levels, and diamond prices. Changes in reserve estimates may impact the carrying value of exploration and evaluation assets, mineral properties, property, plant and equipment, mine rehabilitation and site restoration provision, recognition of deferred tax assets and depreciation charges. Estimates and assumptions about future events and circumstances are also used to determine whether economically viable reserves exist that can lead to commercial development of an ore body.

Estimated mineral reserves are used in determining the depreciation of mine-specific assets. This results in a depreciation charge proportional to the depletion of the anticipated remaining life of mine production. A units-of-production depreciation method is applied, and depending on the asset, is based on carats of diamonds recovered during the period relative to the estimated proven and probable reserves of the ore deposit being mined or to the total ore deposit. Changes in estimates are accounted for prospectively.

Impairment of long-lived assets
The Company assesses each cash-generating unit at least annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value of an asset less costs to sell and its value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance. Financial results as determined by actual events could differ from those estimated.

Impairment of intangible assets with an indefinite life
The impairment assessment for trademark and drawings requires the use of estimates and assumptions. Financial results as determined by actual events could differ from those estimated.

Recovery of deferred tax assets
Judgment is required in determining whether deferred tax assets are recognized in the interim condensed consolidated balance sheet. Deferred tax assets, including those arising from un-utilized tax losses, require management to assess the likelihood that the Company will generate taxable earnings in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted income from operations and the application of existing tax laws in each jurisdiction. To the extent that future taxable income differs significantly from estimates, the ability of the Company to realize the deferred tax assets recorded at the consolidated balance sheet date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company operates could limit the ability of the Company to obtain tax deductions in future periods.

Mine rehabilitation and site restoration provision
The mine rehabilitation and site restoration provision has been provided by management of the Diavik Diamond Mine and is based on internal estimates. Assumptions, based on the current economic environment, have been made which DDMI management believes are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly by management of the Diavik Diamond Mine to take into account any material changes to the assumptions. However, actual rehabilitation costs will ultimately depend upon future costs for the necessary decommissioning work required, which will reflect market conditions at the relevant time. Furthermore, the timing of rehabilitation is likely to depend on when the Diavik Diamond Mine ceases to produce at economically viable rates. This, in turn, will depend upon a number of factors including future diamond prices, which are inherently uncertain.

Commitments and contingencies
The Company has conducted its operations in the ordinary course of business in accordance with its understanding and interpretation of applicable tax legislation in the countries where the Company has operations. The relevant tax authorities could have a different interpretation of those tax laws that could lead to contingencies or additional liabilities for the Company. The Company believes that its tax filing positions as at the balance sheet date are appropriate and supportable. Should the ultimate tax liability materially differ from the provision, the Company’s effective tax rate and its profit or loss could be affected positively or negatively in the period in which the matters are resolved.

2012 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

(t)	Standards issued but not yet effective
The following standards and interpretations have been issued but are not yet effective and have not been early adopted in these financial statements. These standards may result in consequential changes to the accounting policies and other note disclosures.

(i)	Fair Value Measurement Guidelines
(ii)	IAS 1 (Revised) – Presentation of Financial Statements
(iii)	IAS17 (Replacement) – Leases
(iv)	IAS 32 (Replacement) – Liabilities and Equity
(v)	IAS 19 (Replacement) – Employee Benefits and Pensions
(vi)	IAS 11 and IAS 18 (Replacement) – Revenue Recognition
(vii)	Improvements to IFRSs

The International Accounting Standards Board (“IASB”) has issued a new standard, IFRS 9, “Financial Instruments” (“IFRS 9”), which will ultimately replace IAS 39, “Financial Instruments: Recognition and Measurement” (“IAS 39”). IFRS 9 provides guidance on the classification and measurement of financial assets and financial liabilities. This standard becomes effective for the Company’s fiscal year-end beginning February 1, 2013. The Company is currently assessing the impact of the new standard on its financial statements.

IFRS 11, "Joint Arrangements" (“IFRS 11”) was issued by the IASB on May 12, 2011 and will replace IAS 31, “Interest in Joint Ventures”. The new standard will apply to the accounting for interests in joint arrangements where there is joint control. Under IFRS 11, joint arrangements are classified as either joint ventures or joint operations. The structure of the joint arrangement will no longer be the most significant factor in determining whether a joint arrangement is either a joint venture or a joint operation. Proportionate consolidations will no longer be allowed and will be replaced by equity accounting. IFRS 11 is effective for the Company’s fiscal year-end beginning February 1, 2013, with early adoption permitted. The Company is currently assessing the impact of IFRS 11 on its results of operations and financial position.

IFRS 13, “Fair Value Measurement” (“IFRS 13”) was also issued by the IASB on May 12, 2011. The new standard makes IFRS consistent with generally accepted accounting principles in the United States (“US GAAP”) on measuring fair value and related fair value disclosures. The new standard creates a single source of guidance for fair value measurements. IFRS 13 is effective for the Company’s fiscal year-end beginning February 1, 2013, with early adoption permitted. The Company is assessing the impact of IFRS 13 on its consolidated financial statements.

Note 4:
Cash Resources
	April 30,	January 31,
	2011	2011
Cash on hand and balances with banks	$94,709	$107,993
Short-term investments (a)	6,505	700
Total cash resources	$101,214	$108,693

(a) Short-term investments are held in overnight deposits and money market instruments with a maturity of 30 days.

Note 5:
Inventory and Supplies
	April 30,	January 31,
	2011	2011
Luxury brand raw materials and work-in-progress	$104,790	$80,013
Luxury brand merchandise inventory	236,423	226,358
Mining rough diamond inventory	47,118	30,451
Mining supplies inventory	77,276	66,390
Total inventory and supplies	$465,607	$403,212

Total inventory and supplies is net of a provision for obsolescence of $1.9 million ($2.9 million at January 31, 2011).

2012 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Note 6:
Diavik Joint Venture
The following represents HWDLP’s 40% proportionate interest in the Joint Venture as at March 31, 2011 and December 31, 2010:

	April 30,	January 31,
	2011	2011
Current assets	$107,451	$92,487
Non-current assets	711,474	714,386
Current liabilities	45,708	31,493
Non-current liabilities and participant’s account	773,217	775,380

	April 30,	April 30,
	2011	2010
Expenses net of interest income (a) (b)	$60,883	$52,647
Cash flows resulting from (used in) operating activities	(43,024)	(31,127)
Cash flows resulting from financing activities	53,983	37,275
Cash flows resulting from (used in) investing activities	(12,177)	(6,533)

(a)	The Joint Venture only earns interest income.
(b)	Expenses net of interest income for the three months ended April 30, 2011 of $0.1 million (three months ended April 30, 2010 of $0.1 million)

HWDLP is contingently liable for DDMI’s portion of the liabilities of the Joint Venture, and to the extent HWDLP’s participating interest has increased because of the failure of DDMI to make a cash contribution when required, HWDLP would have access to an increased portion of the assets of the Joint Venture to settle these liabilities.

Note 7:
Intangible Assets
	Amortization		Accumulated	April 30,	January 31,
	period	Cost	amortization	2011 net	2011 net
Trademark	indefinite life	$112,995	$–	$112,995	$112,995
Drawings	indefinite life	12,365	–	12,365	12,365
Wholesale distribution network	120 months	5,575	(3,180)	2,395	2,534
Intangible assets		$130,935	$(3,180)	$127,755	$127,894

Amortization expense for the three months ended April 30, 2011 was $0.1 million ($0.3 million for the three months ended April 30, 2010). The Company completed a valuation of its trademark and drawings as of January 31, 2011 and concluded that there was no impairment of these assets.

Note 8:
Employee Benefit Plans
The employee benefit obligation reflected in the consolidated balance sheet is as follows:

	April 30,	January 31,
	2011	2011
Defined benefit plan obligation – Harry Winston luxury brand segment	$9,724	$9,009
Defined contribution plan obligation – Harry Winston luxury brand segment	320	80
Defined contribution plan obligation – Harry Winston mining segment	68	-
Defined contribution plan obligation – Diavik Diamond Mine	1,064	3,061
RSU and DSU plans (note 10)	3,254	2,515
Total employee benefit plan obligation	$14,430	$14,665

2012 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

	April 30,	January 31,
	2011	2011
Non-current	$7,483	$7,287
Current	6,947	7,378
Total employee benefit plan obligation	$14,430	$14,665

The amounts recognized in the consolidated income statement in respect of employee benefit plans are as follows:

	April 30,	April 30,
	2011	2010
Defined benefit pension plan – Harry Winston luxury brand segment	$631	$409
Defined contribution plan – Harry Winston luxury brand segment	240	210
Defined contribution plan – Harry Winston mining segment	72	54
Defined contribution plan – Diavik Diamond Mine	650	212
RSU and DSU plans (note 10)	1,535	322
	$3,128	$1,207

Note 9:
Interest-Bearing Loans and Borrowings
	April 30,	January 31,
	2011	2011
Mining segment credit facilities	$50,000	$50,000
Mining segment promissory note	70,000	70,000
Harry Winston Inc. credit facilities	189,890	181,715
First mortgage on real property	7,279	7,048
Bank advances	32,389	22,902
Finance leases	77	171
Total interest-bearing loans and borrowings	349,635	331,836
Less current portion	(103,884)	(94,215)
	$245,751	$237,621

		Nominal			Carrying
		interest			amount at April		Face value at
	Currency	rate	Date of maturity		30, 2011		April 30, 2011	Borrower
Secured bank loan	US	3.75%	March 31, 2013		$172.0 million		$172.0 million	Harry Winston Inc.
Secured bank loan	CHF	3.15%	April 22, 2013		$3.8 million		$3.8 million	Harry Winston S.A.
Secured bank loan	CHF	3.55%	January 31, 2033		$14.1 million		$14.1 million	Harry Winston S.A.
Secured bank loan	US	4.41%	June 24, 2013		$50.0 million		$50.0 million	Harry Winston Diamond Corporation and Harry Winston Diamond Mines Ltd.
First mortgage on real property	CDN	7.98%	September 1, 2018		$7.3 million		$7.3 million	6019838 Canada Inc.
Promissory note	US	5.00%	August 25, 2011		$70.0 million		$70.0 million	Harry Winston Diamond Corporation
Secured bank advance	US	4.55%	Due on demand		$9.8 million		$9.8 million	Harry Winston Diamond International N.V.
		N/A		$	nil	$	nil	Harry Winston Diamond (India) Private Limited
Secured bank advance	YEN	2.25%	May 20, 2011		$7.1 million		$7.1 million	Harry Winston Japan, K.K.
Unsecured bank advance	YEN	2.98%	May 20, 2011		$7.7 million		$7.7 million	Harry Winston Japan, K.K.
Unsecured bank advance	YEN	2.98%	May 31, 2011		$7.8 million		$7.8 million	Harry Winston Japan, K.K.
Finance leases	CHF	3.85%	July 31, 2011		$0.1 million		$0.1 million	Harry Winston S.A.

2012 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

On February 28, 2011, the Company increased the mining segment senior secured revolving credit facility with Standard Chartered Bank by $25.0 million to $125.0 million.

On August 25, 2010, the Company issued a promissory note in the amount of $70.0 million, maturing on August 25, 2011, as part of the consideration for reacquiring its 9% indirect interest in the Diavik Joint Venture (the “Kinross Buy Back Transaction”) from Kinross Gold Corporation (“Kinross”). The note bears interest at a rate of 5% per annum and can be repaid in cash or, subject to certain limitations, treasury common shares issued by the Company. The issuance of such shares is expected to be subject to approval by the Company’s shareholders in most circumstances.

Note 10:
Share Capital
(a) Authorized
Unlimited common shares without par value.

(b)	Issued

	Number of shares	Amount
Balance, January 31, 2011	84,159,851	$502,129
Shares issued for:
Exercise of options	360,280	3,918
Transfer from contributed surplus on exercise of options	–	1,160
Balance, April 30, 2011	84,520,131	$507,207

(c)	RSU and DSU Plans

RSU	Number of units
Balance, January 31, 2011	155,946
Awards and payouts during the year (net)
RSU awards	66,991
RSU payouts	(46,963)
Balance, April 30, 2011	175,974

DSU	Number of units
Balance, January 31, 2011	193,214
Awards and payouts during the year (net)
DSU awards	10,186
DSU payouts	(17,127)
Balance, April 30, 2011	186,273

During the first quarter, the Company granted 66,991 RSUs (net of forfeitures) and 10,186 DSUs under an employee and director incentive compensation program, respectively. The RSU and DSU Plans are full value phantom shares that mirror the value of Harry Winston Diamond Corporation’s publicly traded common shares.

Grants under the RSU Plan are on a discretionary basis to employees of the Company subject to Board of Directors approval. The RSUs granted in fiscal 2012 vest one-third on March 31, 2012, and one-third on each anniversary thereafter. The vesting of grants of RSUs is subject to special rules for a change in control, death and disability. The Company shall pay out cash on the respective vesting dates of RSUs and redemption dates of DSUs.

Only non-executive directors of the Company are eligible for grants under the DSU Plan. Each DSU grant vests immediately on the grant date.

2012 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

The expenses related to the RSUs and DSUs are accrued based on fair value. This expense is recognized on a straight-line basis over the vesting period.

Note 11:
Commitments and Guarantees
(a)	Environmental agreements
Through negotiations of environmental and other agreements, the Joint Venture must provide funding for the Environmental Monitoring Advisory Board. HWDLP anticipates its share of this funding requirement will be approximately $0.2 million for calendar 2011. Further funding will be required in future years; however, specific amounts have not yet been determined. These agreements also state that the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. HWDLP’s share of the letters of credit outstanding posted by the operator of the Joint Venture with respect to the environmental agreements as at April 30, 2011, was $85.1 million. The agreement specifically provides that these funding requirements will be reduced by amounts incurred by the Joint Venture on reclamation and abandonment activities.

(b)	Participation agreements
The Joint Venture has signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of the Aboriginal bands. The agreements are each for an initial term of twelve years and shall be automatically renewed on terms to be agreed for successive periods of six years thereafter until termination. The agreements terminate in the event that the mine permanently ceases to operate. Harry Winston Diamond Corporation’s share of the Joint Venture’s participation agreements as at April 30, 2011 was $1.8 million.

(c)	Commitments
Commitments include the cumulative maximum funding commitments secured by letters of credit of the Joint Venture’s environmental and participation agreements at HWDLP’s 40% ownership interest, before any reduction of future reclamation activities; and future minimum annual rentals under non-cancellable operating and capital leases for luxury brand salons and corporate office space, and long- term leases for property, land, office premises and a fuel tank farm at the Diavik Diamond Mine; and are as follows:

2012	$112,960
2013	109,581
2014	107,561
2015	112,983
2016	107,502
Thereafter	238,139

Note 12:
Capital Management
The Company's capital includes cash and cash equivalents, short-term debt, long-term debt and equity, which includes issued common shares, contributed surplus and retained earnings.

The Company's primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations, to provide returns to shareholders and benefits for other stakeholders, and to pursue growth opportunities. To meet these needs, the Company may from time to time raise additional funds through borrowing and/or the issuance of equity or debt or by securing strategic partners, upon approval by the Board of Directors. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as annual capital and operating budgets.

The Company assesses liquidity and capital resources on a consolidated basis. The Company’s requirements are for cash operating expenses, working capital, contractual debt requirements and capital expenditures. The Company believes that it will generate sufficient liquidity to meet its anticipated requirements for the next twelve months.

2012 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Note 13:
Financial Instruments
The Company has various financial instruments comprising cash and cash equivalents, cash collateral and cash reserves, accounts receivable, accounts payable and accrued liabilities, bank advances, promissory note and long-term debt.

Cash and cash equivalents consist of cash on hand and balances with banks and short-term investments held in overnight deposits with a maturity on acquisition of less than 90 days. Cash and cash equivalents, which are designated as held-for-trading, are carried at fair value based on quoted market prices and are classified within Level 1 of the fair value hierarchy established by the International Accounting Standards Board.

The fair value of accounts receivable is determined by the amount of cash anticipated to be received in the normal course of business from the financial asset.

The promissory note is short term in nature; hence the fair value of this instrument at April 30, 2011 is considered to approximate its carrying value.

The Company’s interest-bearing loans and borrowings are fully secured; hence the fair values of these instruments at April 30, 2011 are considered to approximate their carrying value.

The carrying values of these financial instruments are as follows:

		April 30, 2011		January 31, 2011
	Estimated	Carrying	Estimated	Carrying
	fair value	value	fair value	value
Financial Assets
Cash and cash equivalents	$101,214	$101,214	$108,693	$108,693
Accounts receivable	28,292	28,292	22,788	22,788
	$129,506	$129,506	$131,481	$131,481
Financial Liabilities
Trade and other payables	$166,777	$166,777	$136,490	$136,490
Bank advances	32,389	32,389	22,902	22,902
Promissory note	70,000	70,000	70,000	70,000
Interest-bearing loans and borrowings	247,246	247,246	238,934	238,934
	$516,412	$516,412	$468,326	$468,326

2012 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Note 14:
Segmented Information
The Company operates in two segments within the diamond industry, mining and luxury brand, for the three months ended April 30, 2011.

The mining segment consists of the Company’s rough diamond business. This business includes the 40% ownership interest in the Diavik group of mineral claims and the sale of rough diamonds.

The luxury brand segment consists of the Company’s ownership in Harry Winston Inc. This segment consists of the marketing of fine jewelry and watches on a worldwide basis.

For the three months ended April 30, 2011	Mining	Luxury brand	Total
Sales
Canada (a)	$62,035	$–	$62,035
United States	–	36,394	36,394
Europe	–	20,588	20,588
Asia	–	24,915	24,915
Total sales	62,035	81,897	143,932
Cost of sales
Depreciation and amortization	16,430	80	16,510
All other costs	37,013	42,929	79,942
Total cost of sales	53,443	43,009	96,452
Gross margin	8,592	38,888	47,480
Gross margin (%)	13.9%	47.5%	33.0%
Selling, general and administrative expenses
Selling and related expenses	648	26,321	26,969
Administrative expenses	7,378	8,448	15,826
Total other operating expenses	8,026	34,769	42,795
Operating profit	566	4,119	4,685
Finance expense	(2,693)	(1,290)	(3,983)
Exploration costs	(212)	–	(212)
Finance and other income	77	181	258
Foreign exchange gain (loss)	(977)	800	(177)
Segmented profit (loss) before income taxes	$(3,239)	$3,810	$571
Segmented assets as at April 30, 2011
Canada	$971,628	$–	$971,628
United States	–	455,639	459,521
Other foreign countries	36,411	202,367	234,896
	$1,008,039	$658,006	$1,666,045
Capital expenditures	$12,436	$1,388	$13,824
Other significant non-cash items:
Deferred income tax expense (recovery)	$(4,555)	$1,907	$(2,648)

(a) Sales to four significant customers in the mining segment totalled $12.3 million for the three months ended April 30, 2011.

2012 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

For the three months ended April 30, 2010	Mining	Luxury brand	Total
Sales
Canada (a)	$48,922	$–	$48,922
United States	–	22,040	22,040
Europe	–	19,434	19,434
Asia	–	23,604	23,604
Total sales	48,922	65,078	114,000
Cost of sales
Depreciation and amortization	10,346	80	10,426
All other costs	33,797	31,488	65,285
Total cost of sales	44,143	31,568	75,711
Gross margin	4,779	33,510	38,289
Gross margin (%)	9.8%	51.5%	33.6%
Selling, general and administrative expenses
Selling and related expenses	566	21,434	22,000
Administrative expenses	3,304	10,644	13,948
Total other operating expenses	3,870	32,078	35,948
Operating profit	909	1,432	2,341
Finance expense	(1,313)	(1,567)	(2,880)
Exploration costs	(27)	–	(27)
Finance and other income	72	96	168
Foreign exchange gain (loss)	(2,395)	182	(2,213)
Segmented profit (loss) before income taxes	$(2,754)	$143	$(2,611)
Segmented assets as at April 30, 2010
Canada	$949,308	$–	$949,308
United States	–	378,649	378,649
Other foreign countries	30,526	163,404	193,930
	$979,834	$542,053	$1,521,887
Capital expenditures	$9,297	$206	$9,503
Other significant non-cash items:
Deferred income tax expense (recovery)	$(6,673)	$634	$(6,039)

(a) Sales to four significant customers in the mining segment totalled $14.0 million for the three months ended April 30, 2010.

2012 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Note 15:
Explanation of Transition to IFRS
As stated in Note 2(a), these are the Company’s first consolidated interim financial statements prepared in accordance with IFRS.

The accounting policies in Note 3 have been applied in preparing: the interim financial statements for the three months ended April 30, 2011, the comparative information presented in these interim financial statements for both the three months ended April 30, 2010 and year ended January 31, 2011, and in the preparation of an opening IFRS balance sheet at February 1, 2010 (the Company’s date of transition). In preparing the Company’s opening IFRS balance sheet, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP. An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial position and financial performance is set out in the following tables and the notes that accompany the tables.

2012 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Explanation of Transition to IFRS: Reconciliation of Equity

(in thousands of United States dollars)		February 1, 2010			April 30, 2010			January 31, 2011
(unaudited)
	Ref.	Canadian GAAP	Effect of Transition to IFRS	IFRS	Canadian GAAP	Effect of Transition to IFRS	IFRS	Canadian GAAP	Effect of Transition to IFRS	IFRS
ASSETS
Current assets:
Cash and cash equivalents		$62,969	$–	$62,969	$89,874	$–	$89,874	$108,693	$–	$108,693
Accounts receivable	(a)	23,520	78	23,598	24,379	–	24,379	22,723	65	22,788
Inventory and supplies		311,188	–	311,188	342,678	–	342,678	403,212	–	403,212
Other current assets	(b)	44,220	(7,576)	36,644	37,217	(8,029)	29,188	45,681	(7,019)	38,662
		441,897	(7,498)	434,399	494,148	(8,029)	486,119	580,309	(6,954)	573,355
Property, plant and equipment – Mining	(c)	802,984	(19,552)	783,432	796,159	(19,093)	777,066	777,807	(13,714)	764,093
Property, plant and equipment – Luxury brand		62,277	–	62,277	58,095	–	58,095	61,019	–	61,019
Intangible assets, net		129,213	–	129,213	128,866	–	128,866	127,894	–	127,894
Other non-current assets		15,629	–	15,629	14,905	–	14,905	16,626	–	16,626
Deferred income tax assets	(a)	42,805	10,374	53,179	46,346	10,490	56,836	53,857	8,836	62,693
Total assets		$1,494,805	$(16,676)	$1,478,129	$1,538,519	$(16,632)	$1,521,887	$1,617,512	$(11,832)	$1,605,680

LIABILITIES AND EQUITY
Current liabilities:
Trade and other payables	(d)	$87,448	$(14,043)	$73,405	$116,523	$(13,344)	$103,179	$142,339	$(5,849)	$136,490
Employee benefit plans	(d)	–	13,774	13,774	–	13,717	13,717	–	7,378	7,378
Income taxes payable		46,297	–	46,297	47,226	–	47,226	6,660	–	6,660
Bank advances	(d)	22,485	(22,485)	–	36,521	(36,521)	–	22,902	(22,902)	–
Promissory note		–	–	–	–	–	–	70,000	–	70,000
Interest-bearing loans and borrowings	(d)	1,154	22,675	23,829	1,181	36,815	37,996	1,313	22,902	24,215
		157,384	(79)	157,305	201,451	667	202,118	243,214	1,529	244,743
Interest-bearing loans and borrowings	(d)	161,538	153	161,691	161,094	148	161,242	237,450	171	237,621
Employee benefit plans	(e)	2,201	4,697	6,898	2,388	4,588	6,976	3,001	4,286	7,287
Provisions	(f)	41,275	2,416	43,691	41,881	2,416	44,297	43,390	6,740	50,130
Deferred income tax liabilities	(g)	271,822	(33,437)	238,385	281,137	(45,071)	236,066	355,531	(53,551)	301,980
Total liabilities		634,220	(26,250)	607,970	687,951	(37,252)	650,699	882,586	(40,825)	841,761
Equity:
Share capital		426,593	–	426,593	426,753	–	426,753	502,129	–	502,129
Contributed surplus		17,730	–	17,730	17,917	–	17,917	16,233	–	16,233
Retained earnings	(h)	210,001	40,069	250,070	201,347	50,860	252,207	176,620	61,047	237,667
Accumulated other comprehensive income	(i)	28,445	(31,016)	(2,571)	26,850	(31,652)	(4,802)	39,678	(32,054)	7,624
Total shareholders’ equity		682,769	9,053	691,822	672,867	19,208	692,075	734,660	28,993	763,653
Non-controlling interest	(j)	177,816	521	178,337	177,701	1,412	179,113	266	–	266
Total equity		860,585	9,574	870,159	850,568	20,620	871,188	734,926	28,993	763,919
Total liabilities and equity		$1,494,805	$(16,676)	$1,478,129	$1,538,519	$(16,632)	$1,521,887	$1,617,512	$(11,832)	$1,605,680

2012 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Explanation of Transition to IFRS: Reconciliation of Profit

(in thousands of United States dollars)
(unaudited)		For the quarter ended April 30, 2010			For the fiscal year ended January 31, 2011
	Ref.	Canadian GAAP	Effect of Transition to IFRS	IFRS	Canadian GAAP	Effect of Transition to IFRS	IFRS
Sales		$114,000	$–	$114,000	$623,963	$–	$623,963
Cost of sales	(k)	76,692	(981)	75,711	391,562	(3,897)	387,665
Gross margin		37,308	981	38,289	232,401	3,897	236,298
Selling, general and administrative expenses		35,948	–	35,948	167,950	–	167,950
Operating profit		1,360	981	2,341	64,451	3,897	68,348
Finance expenses	(l)	(2,384)	(496)	(2,880)	(11,527)	(1,900)	(13,427)
Exploration costs	(m)	–	(27)	(27)	–	(666)	(666)
Finance and other income		168	–	168	486	183	669
Foreign exchange gain (loss)	(n)	(11,792)	9,579	(2,213)	(14,406)	14,763	357
Profit (loss) before income taxes		(12,648)	10,037	(2,611)	39,004	16,277	55,281
Current income tax expense (recovery)		515	–	515	(8,737)	–	(8,737)
Deferred income tax expense (recovery)	(o)	(4,394)	(1,645)	(6,039)	21,121	(4,180)	16,941
Net profit (loss)		$(8,769)	$11,682	$2,913	$26,620	$20,457	$47,077
Attributable to:
Shareholders		$(8,654)	$10,791	$2,137	$21,669	$19,737	$41,406
Non-controlling interest		(115)	891	776	4,951	720	5,671
Net profit (loss)		$(8,769)	$11,682	$2,913	$26,620	$20,457	$47,077
Earnings (loss) per share
Basic		$(0.11)	$0.14	$0.03	$0.27	$0.25	$0.52
Fully diluted		$(0.11)	$0.14	$0.03	$0.27	$0.24	$0.51
Weighted average number of share outstanding		76,631,115	76,631,115	76,631,115	79,858,018	79,858,018	79,858,018

Explanation of Transition to IFRS: Reconciliation of Comprehensive Income

(in thousands of United States dollars)		For the quarter ended April 30, 2010			For the fiscal year ended January 31, 2011
(unaudited)	Ref.	Canadian GAAP	Effect of Transition to IFRS	IFRS	Canadian GAAP	Effect of Transition to IFRS	IFRS
Net profit (loss) – as above		$(8,769)	$11,682	$2,913	$26,620	$20,457	$47,077
Other comprehensive income
Net gain(loss) on translation of net foreign operations		(1,753)	–	(1,753)	10,879	–	10,879
Change in fair value of derivative financial instrument		158	–	158	354	–	354

Actuarial loss on employee benefit plans	(e)(i)	–	(636)	(636)	–	(1,038)	(1,038)
Total comprehensive income (loss)		$(10,364)	$11,046	$682	$37,853	$19,419	$57,272
Attributable to:
Shareholders		$(10,249)	$10,155	$(94)	$32,902	$18,699	$51,601
Non-controlling interest		(115)	891	776	4,951	720	5,671
Total comprehensive income (loss)		$(10,364)	$11,046	$682	$37,853	$19,419	$57,272

2012 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

References to the reconciliation of equity and profit

(a)	Reclassification of assets

To conform to IFRS presentation requirements, certain asset balances have been reclassified to current or non-current asset accounts.

(b)	Other current assets

	Ref.	February 1, 2010	April 30, 2010	January 31, 2011
Reclassification of assets	See (a)	$(10,452)	$(10,490)	$(8,901)
Deferred tax impact on intra-group transfer of assets	(i)	2,876	2,461	1,882
Net decrease in other current assets		$(7,576)	$(8,029)	$(7,019)

(i)	Under IFRS, deferred taxes are recognized for the difference in tax bases between jurisdictions as a result of an intra-group transfer of assets. The deferred tax component under IFRS is computed using the tax rate applicable to the purchaser, whereas the seller’s tax rate was applied under Canadian GAAP. On transition to IFRS at February 1, 2010, deferred income tax asset increased by $2.9 million along with a corresponding increase in retained earnings.

During the three months ended April 30, 2010, the accounting under IFRS resulted in a reduction of $0.4 million in both deferred income tax asset and deferred income tax recovery.

For the fiscal year ended January 31, 2011, the accounting under IFRS resulted in a reduction of $1.0 million in both deferred income tax asset and deferred income tax recovery.

(c)	Property, plant and equipment – Mining

	Ref.	February 1, 2010	April 30, 2010	January 31, 2011
Derecognition of exploration costs capitalized	(i)	$(18,632)	$(18,173)	$(17,072)
Remeasurement of the asset retirement obligation	See (f)(i)	(920)	(920)	3,358
Total decrease in property, plant and equipment – Mining		$(19,552)	$(19,093)	$(13,714)

(i)	Under Canadian GAAP, the Company’s policy on exploration expenditures incurred is to capitalize and to amortize using the units-of- production method. For IFRS purposes, the Company’s accounting policy on exploration expenditures is to expense unless the exploration activity relates to proven and probable reserves. The retrospective application of this new accounting policy at the date of transition has resulted in the $18.6 million write-off of the net book value of capitalized exploration costs, and a decrease in deferred income tax liability, non-controlling interest and retained earnings by $5.5 million, $0.9 million, and $12.2 million, respectively.

For the three months ended April 30, 2010, the accounting under IFRS increased mining capital assets by $0.5 million, decreased cost of goods sold by approximately $0.5 million, and increased exploration costs nominally reflecting the net impact of reversing Canadian GAAP depreciation on capitalized exploration costs, partially offset by the expensing of exploration costs incurred in the quarter. Nominal changes were also made to deferred income tax liabilities, non-controlling interest and deferred income tax recovery.

For the fiscal year ended January 31, 2011, the accounting under IFRS increased mining capital assets, deferred income tax liabilities and non-controlling interest by $1.6 million, $0.6 million and $0.2 million, respectively. Cost of sales decreased by $2.0 million, and exploration costs, deferred income tax expense and profit attributable to non-controlling interest increased by $0.5 million, $0.6 million and $0.2 million, respectively.

(d)	Reclassification of liabilities
To conform to IFRS presentation requirements, various liability balances have been reclassified.

2012 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

(e)	Employee benefit plans

	Ref.	February 1, 2010	April 30, 2010	January 31, 2011
Retrospective application of IAS 19 employee benefits	(i)	$4,771	$5,402	$5,986
Reclassification of liabilities	See (d)	(74)	(814)	(1,700)
Net increase in employee benefit plans		$4,697	$4,588	$4,286

(i)	Under Canadian GAAP, actuarial gains or losses for defined benefit plans that exceeded the corridor threshold (10% of the greater of the obligation and fair value of plan assets at the beginning of the period) were recognized over the remaining average service life of active employees. For IFRS purposes, the Company’s accounting policy is to recognize its actuarial gains and losses immediately in other comprehensive income, and has retrospectively applied this approach at the date of transition. As a result, $2.2 million in previously unrecognized cumulative actuarial losses at February 1, 2010 were recognized in accumulated other comprehensive income within equity, along with a $4.8 million increase in the defined benefit plan obligation and a $2.6 million decrease in deferred income tax liabilities.

For the three months ended April 30, 2010, the accounting under IFRS resulted in a $0.6 million increase to the defined benefit plan obligation and a corresponding charge to other comprehensive income, reflecting the recognition of actuarial losses in the quarter. A nominal change was made to deferred income tax liabilities.

For the fiscal year ended January 31, 2011, the accounting under IFRS resulted in a $1.2 million increase to the defined benefit plan obligation, a $1.0 million charge to other comprehensive income, and a $0.2 million decrease in deferred income tax liabilities.

(f)	Provisions

	Ref.	February 1, 2010	April 30, 2010	January 31, 2011
Remeasurement of the asset retirement obligation	(i)	$2,416	$2,416	$6,740

(i)	The Company has elected to utilize the IFRS 1 optional exemption relating to “Changes in decommissioning, restoration and similar liabilities” in preparing its opening balance sheet under IFRS. Through application of this IFRS exemption, the site restoration provision under Canadian GAAP has been increased by $2.4 million along with reductions in mining capital assets, deferred income tax liability, non-controlling interest and retained earnings by $0.9 million, $1.0 million, $0.2 million and $2.1 million, respectively.

For the fiscal year ended January 31, 2011, the accounting under IFRS resulted in increases of $4.3 million in both mining capital assets and restoration site provision. Nominal changes were also made to deferred income tax liabilities, cost of sales, finance expenses and deferred income tax recovery.

(g)	Deferred income tax liabilities

	Ref.	February 1, 2010	April 30, 2010	January 31, 2011
Recognition of new deferred tax balances	(i)	$(24,376)	$(34,542)	$(42,637)
Derecognition of exploration costs capitalized	See (c)(i)	(5,521)	(5,369)	(4,887)
Retrospective application of IAS 19 employee benefits	See (e)(i)	(2,555)	(2,550)	(2,732)
Remeasurement of the asset retirement obligation	See (f)(i)	(985)	(985)	(1,002)
Revaluation of deferred income tax liabilities	(ii)	–	(1,625)	(2,293)
Total decrease in deferred income tax liabilities		$(33,437)	$(45,071)	$(53,551)

(i)	Under IFRS, in the determination of temporary differences, the carrying value of non-monetary assets and liabilities is translated into the functional currency at the historical rate and compared to its tax value translated into the functional currency at the current rate. The resulting temporary difference (measured in the functional currency) is then multiplied by the appropriate tax rate to determine the related deferred tax balance.

2012 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

Under Canadian GAAP, in the determination of temporary differences related to non-monetary assets and liabilities, the temporary differences computed in local currency are multiplied by the appropriate tax rate. The resulting future income tax amount is then translated into the Company’s functional currency if it is different from the local currency.

On transition, the accounting under IFRS related to the determination of temporary differences of foreign currency non-monetary assets and liabilities has reduced deferred tax liability by $24.4 million and increased retained earnings and non-controlling interest by $22.8 million and $1.6 million, respectively.

For the three months ended April 30, 2010, the accounting under IFRS resulted in a $10.2 million decrease in deferred income tax liabilities and a $10.2 million increase in deferred income tax recovery. Net profit attributable to non-controlling interest also increased by $0.7 million.

For the fiscal year ended January 31, 2011, the accounting under IFRS resulted in a $18.3 million decrease in deferred income tax liabilities and a $18.3 million increase in deferred income tax recovery. Net profit attributable to non-controlling interest also increased by $0.5 million.

(ii)	For the three months ended April 30, 2010, the above IFRS adjustments to deferred income tax liabilities required a revaluation of the account balance resulting in a $1.6 million reduction in deferred income tax liabilities and a corresponding increase in deferred income tax recovery. Net profit attributable to non-controlling interest also increased by $0.1 million.

For the full year ended January 31, 2011, the above IFRS adjustments to deferred income tax liabilities required a revaluation of the account balance resulting in a $2.3 million reduction in deferred income tax liabilities and a corresponding increase in deferred income tax recovery. Nominal changes were also made to non-controlling interest.

(h)	Retained earnings
The effect of all IFRS adjustments has increased (decreased) retained earnings as follows:

	Ref.	February 1, 2010	April 30, 2010	January 31, 2011
Reset of cumulative translation differences	See (i)(i)	$28,800	$28,800	$28,800
Recognition of new deferred tax balances	See (g)(i)	22,788	32,263	40,580
Derecognition of exploration costs capitalized	See (c)(i)	(12,243)	(12,030)	(11,496)
Deferred tax impact on intra-group transfer of assets	See (b)(i)	2,876	2,461	1,882
Remeasurement of the asset retirement obligation	See (f)(i)	(2,152)	(2,152)	(2,181)
Revaluation of deferred income tax liabilities	See (g)(ii)	–	1,518	2,221
Reacquisition of partnership units	See (i)(i)	–	–	1,241
Net increase in retained earnings		$40,069	$50,860	$61,047

(i)	Accumulated other comprehensive income

	Ref.	February 1, 2010	April 30, 2010	January 31, 2011
Reset of cumulative translation differences	(i)	$(28,800)	$(28,800)	$(28,800)
Retrospective application of IAS 19 employee benefits	See (e)(i)	(2,216)	(2,852)	(3,254)
Total decrease in accumulated other comprehensive income		$(31,016)	$(31,652)	$(32,054)

(i)	The Company has elected to utilize the IFRS 1 optional exemption relating to “Cumulative translation differences” in preparing its opening balance sheet under IFRS. Through application of this exemption on transition date, existing cumulative translation differences have been reset to zero and retained earnings has been increased by $28.8 million.

2012 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

(j)	Non-controlling interest

	Ref.	February 1, 2010	April 30, 2010	January 31, 2011
Derecognition of exploration costs capitalized	See (c)(i)	(868)	(775)	(689)
Remeasurement of the asset retirement obligation	See (f)(i)	(199)	(199)	(199)
Recognition of new deferred tax balances	See (g)(i)	1,588	2,279	2,057
Revaluation of deferred income tax liabilities	See (g)(ii)	–	107	72
Reacquisition of partnership units	(i)	–	–	(1,241)
Net change in non-controlling interest		$521	$1,412	$–

(i)	During the third quarter of fiscal 2011, the Company reacquired its 9% indirect interest in the Diavik Joint Venture from Kinross resulting in the reversal of previously recorded profit adjustments attributable to non-controlling interest.

(k)	Cost of sales

	Ref.	April 30, 2010	January 31, 2011
Reclassification of accretion expense	(i)	$(496)	$(2,004)
Derecognition of exploration costs capitalized	See (c)(i)	(485)	(2,043)
Remeasurement of the asset retirement obligation	See (f)(i)	–	150
Decrease in cost of sales		$(981)	$(3,897)

(i)	In accordance with IFRIC 1, “Changes in Existing Decommissioning, Restoration and Similar Liabilities”, accretion expense is treated as interest expense whereas under Canadian GAAP it had been recorded as a component of cost of sales.

(l)	Finance expenses

	Ref.	April 30, 2010	January 31, 2011
Reclassification of accretion expense	See (k)(i)	$(496)	$(2,004)
Remeasurement of the asset retirement obligation	See (f)(i)	–	104
Increase in finance expenses		$(496)	$(1,900)

(m)	Exploration costs

	Ref.	April 30, 2010	January 31, 2011
Derecognition of exploration costs capitalized	See (c)(i)	$(27)	$(483)
Reclassification of exploration costs		–	(183)
Increase in exploration costs		$(27)	$(666)

(n)	Decrease in foreign exchange loss

	Ref.	April 30, 2010	January 31, 2011
Reclassification of foreign exchange loss	(i)	$9,579	$14,763

(i)	Under Canadian GAAP, the foreign exchange difference from the translation of deferred taxes was presented within the foreign exchange gain/loss account. For IFRS reporting purposes, these foreign exchange differences have been reclassified to deferred income tax recovery/expense.

2012 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

(o)	Deferred income tax expense (recovery)

	Ref.	April 30, 2010	January 31, 2011
Derecognition of exploration costs capitalized	See (c)(i)	$152	$634
Recognition of new deferred income tax liability balances	See (g)(i)	(10,166)	(18,261)
Deferred tax impact on intra-group transfer of assets	See (b)(i)	415	994
Remeasurement of the asset retirement obligation	See (f)(i)	–	(17)
Reclassification of foreign exchange loss	See (n)(i)	9,579	14,763
Revaluation of deferred income tax liabilities	See (g)(ii)	(1,625)	(2,293)
Total increase in deferred income tax recovery		$(1,645)	$(4,180)

2012 FIRST QUARTER REPORT

Harry Winston Diamond Corporation

2012 FIRST QUARTER REPORT